Accelerating the Global Development and Commercialization of Innovative Pharmaceutical Products





MEDICINOVA

2007 ANNUAL REPORT



ABOUT MEDICINOVA, INC.

MediciNova, Inc. is a publicly-traded biopharmaceutical company focused on acquiring and developing novel, small-molecule therapeutics for the treatment of diseases with unmet need with a specific focus on the U.S. market. Through strategic alliances primarily with Japanese pharmaceutical companies, MediciNova holds rights to a diversified portfolio of clinical and preclinical product candidates, each of which MediciNova believes has a well-characterized and differentiated therapeutic profile, attractive commercial potential and patent assets having claims of commercially adequate scope. MediciNova's pipeline includes six clinical-stage compounds for the treatment of status asthmaticus, multiple sclerosis, asthma, interstitial cystitis, solid tumor cancers, Generalized Anxiety Disorder, preterm labor and urinary incontinence and two preclinical-stage compounds for the treatment of thrombotic disorders. MediciNova's current strategy is to focus our resources on the development and commercialization of two core assets in its development pipeline: MN-221 for the treatment of status asthmaticus, an acute, severe asthma attack, and MN-166 for the treatment of multiple sclerosis. Beyond MN-221 and MN-166, MediciNova will strategically conduct development activities on the remainder of its product candidates, if any, to maximize their value while aggressively pursuing a variety of initiatives to monetize these product candidates.


Commercially-Attractive Diversified Portfolio
Core Candidates
Preclinical
Phase 1
Phase 2
Phase 3
MN-166 (Multiple Sclerosis)
MN-221 (Status Asthmaticus)
Non-Core Candidates
Preclinical
Phase 1
Phase 2
Phase 3
MN-001 (Bronchial Asthma)
MN-305 (Anxiety Disorders)
MN-001 (Interstitial Cystitis)
MN-029 (Solid Tumors)
MN-221 (Preterm Labor)
MN-246 (Urinary Incontinence)
MN-447 & MN-462 (Thrombosis)



To Our Fellow Stockholders:

For MediciNova, 2007 was a pivotal year, and I am pleased to update our stockholders on both sides of the Pacific Ocean on our accomplishments during the year. 2007 marked the first full year that MediciNova was publicly traded on the Nasdaq Global Market and, more importantly, the year in which a fundamental change in strategy was implemented to focus MediciNova's resources on two prioritized product candidates, MN-221 for the treatment of status asthmaticus and MN-166 for the treatment of multiple sclerosis. We also completed a U.S. public offering that raised US$10.5 million and advanced the clinical development of several of our product candidates, including our two prioritized product candidates.

MediciNova was founded with the goal of maximizing the management team's strong relationships with Japanese pharmaceutical companies and ability to identify promising product candidates within the Japanese pharmaceutical industry to acquire promising therapeutic compounds for worldwide development. In past years, our strategy focused on in-licensing novel, small molecule therapeutics and advancing such compounds through clinical trials, with the goal of either advancing such compounds toward commercialization ourselves or either out-licensing or establishing collaborations to further development of such compounds. As of the beginning of 2007, we had acquired the rights to eight product candidates, six of which were in clinical development for eight indications.

In June 2007, however, we announced a new strategy focused on the development of our two prioritized product candidates, MN-221 and MN-166. In 2008, we will continue to focus our resources on these two compounds and either pursue clinical development ourselves or pursue strategic collaborations to support further clinical development in order to advance these compounds through the drug development process. Beyond MN-221 and MN-166, we will strategically conduct development activities on the remainder of our product candidates, if any, to maximize their value while aggressively pursuing a variety of initiatives to monetize these product candidates.

We encourage you to read the attached annual report for details on the status of the development programs for each of our product candidates. The balance of this letter will concentrate on our two prioritized product candidates, which we believe have potential for success for MediciNova.

MN-221 for the Treatment of Status Asthmaticus

MN-221 is a highly selective β_2-adrenergic receptor agonist licensed from Kissei Pharmaceutical Co., Ltd., which we are developing for the treatment of status asthmaticus, a long-lasting, severe asthma episode that does not respond to initial treatment with corticosteroids and inhaled ß-agonists. MN-221 may offer the clinically important advantage of fewer cardiovascular side effects than older ß-adrenergic agonists due to its greater selectivity for the β_2-adrenergic receptor. In addition, the convenience and immediacy of intravenous delivery for potentially life-threatening respiratory conditions is beneficial for patients who cannot obtain the full benefit from inhaled ß-adrenergic agonist treatment due to severe bronchoconstriction.

In October 2007, we reported positive results of a Phase IIa clinical trial evaluating MN-221 in stable mild-to-moderate asthma patients. The study achieved statistical significance in mean change in forced expiratory volume in 1 second (FEV1) from baseline at 15 minutes (the end of infusion) at doses of 10, 16, 30 and 60 micrograms per minute of MN-221 compared to placebo. In addition, there were no clinically significant cardiovascular, electrocardiogram (ECG) or vital sign changes or other safety concerns observed at any dose tested in this study.

In March 2008, we initiated a Phase II clinical trial for MN-221 to evaluate the effects of MN-221 in patients with status asthmaticus who have failed to respond adequately to the current standard of care in emergency facilities. We also plan to initiate a Phase II clinical trial for MN-221 to evaluate the effects of longer intravenous infusions of MN-221 in stable moderate-to-severe asthma patients in the first half of 2008 and a larger Phase II clinical trial in patients with status asthmaticus in the second half of 2008.

MN-166 for the Treatment of Multiple Sclerosis

MN-166 is a novel, orally bioavailable compound licensed from Kyorin Pharmaceutical Co., Ltd., which we are developing for the treatment of multiple sclerosis (MS). We believe that MN-166 may represent a significant advancement in the treatment of MS as it potentially offers several advantages in the marketplace, including neuroprotection and slowing of disease progression, excellent safety and oral dosing.

In March 2007 and April 2008, we reported results for the first and second year, respectively, of a two-year randomized, double-blind, placebo-controlled Phase II clinical trial in 297 patients with relapsing MS. This Phase II clinical trial was conducted in Eastern Europe. The first year of the study compared two oral doses of MN-166 (30 or 60 mg per day) to placebo in patients with relapsing MS; there was no placebo control during the second year of the study. Patients who received MN-166 during year of the first year of the study (30 or 60 mg per day) remained on the same dose of MN-166 for the second year of the study, whereas patients who received placebo during the first year of the study were randomized to take either 30 or 60 mg of MN-166 per day during the second year of the study.

The results of this two-year clinical trial were highlighted by several key clinical findings in the group taking 60 mg per day, including significantly less sustained disability progression (for patients on two years of treatment versus those on one year of treatment), a significant increase in time to first relapse, significantly less brain shrinkage (percent brain volume change), and significantly reduced risk for conversion of new inflammatory lesions to Persistent Black Holes (PBH), an MRI indicator of neuronal loss. These reported positive clinical findings on several independent measures are indicative of a potential disease-progression modifying effect. MN-166 was observed to have an excellent safety profile with only minor gastrointestinal symptoms and mild to moderate depression occurring in a small percentage of patients.

Following completion of this two-year Phase II clinical trial, we are not currently planning to undertake any further significant clinical development of MN-166 on our own. Therefore, in 2008, we will continue to actively pursue strategic collaborations in order to advance MN-166 into Phase III clinical testing.

In sum, 2007 was a year of focus and prioritization for MediciNova, with the continuing goal of maximizing the value of our product candidates. We look forward with great anticipation to moving closer to fulfilling this goal in 2008.

Thank you for your ongoing support.

Sincerely,



Yuichi Iwaki, M.D., Ph.D.
President, Chief Executive Officer and Director

MediciNova, Inc.

2007 Annual Report to Stockholders

MEDICINOVA, INC.

2007 ANNUAL REPORT TO STOCKHOLDERS

For the Fiscal Year Ended December 31, 2007

Table of Contents

Forward-Looking Statements

This Annual Report to Stockholders, or Annual Report, includes forward-looking statements that involve a number of risks and uncertainties, many of which are beyond our control. Our actual results may differ from those anticipated or expressed in these forward-looking statements as a result of various factors, including those set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, under the caption "Item 1A – Risk Factors," and the differences may be material. Forward-looking statements discuss matters that are not historical facts. Forward-looking statements include, but are not limited to, discussions regarding our operating strategy, growth strategy, licensing and acquisition strategy, cost savings initiatives, industry and economic conditions, market factors, our financial condition, liquidity and capital resources, our results of operations, expected progress of the development of our product candidates, potential licensing, collaboration and partnering plans, anticipated trends and challenges in our business and the markets in which we operate, our competitive position, our intellectual property protection, the outcome of any litigation against us, critical accounting policies and the impact of recent accounting pronouncements. In this Annual Report, for example, we make forward-looking statements regarding the potential for our product candidates to receive regulatory approval for one or more indications on a timely basis or at all; the results of pending clinical trials for certain of our product candidates and plans for future clinical trials and regulatory submissions; unexpected adverse side effects or inadequate therapeutic efficacy of certain of our product candidates that could delay or prevent regulatory approval or commercialization or that could result in product liability claims; other difficulties or delays in development, testing, manufacturing and marketing of and obtaining regulatory approval for our product candidates; the scope and validity of patent protection for our product candidates; the market potential for our target markets and our ability to compete; the potential to attract one or more strategic partners and terms of any related transactions; intense competition if any of our product candidates are ever commercialized; the potential impact of uncertainties in the credit and capital markets or a future deterioration of these markets on our investment portfolio; and our ability to raise sufficient capital when needed, or at all. Such forward-looking statements include, but are not limited to, statements preceded by, followed by or that otherwise include the words "may," "might," "will," "intend," "should," "could," "can," "would," "expect," "believe," "estimate," "predict," "potential," "plan" or similar words. For all forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You should not rely unduly on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to revise or update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Summary Information

Our Business

Overview

We are a biopharmaceutical company focused on acquiring and developing novel, small molecule therapeutics for the treatment of diseases with unmet medical need with a specific focus on the U.S. market. Through strategic alliances primarily with Japanese pharmaceutical companies, we are developing a diversified portfolio of clinical and preclinical product candidates, each of which we believe has a well-characterized and differentiated therapeutic profile, attractive commercial potential and patent assets having claims of commercially adequate scope.

To date, we have acquired licenses to eight compounds for the development of ten product candidates in what we believe are large and underserved markets. Our development pipeline includes eight programs which have been in clinical development for the treatment of asthma, status asthmaticus, multiple sclerosis, interstitial cystitis, solid tumor cancers, Generalized Anxiety Disorder/insomnia, preterm labor and urinary incontinence. Our earlier stage programs consist of two product candidates which have been in preclinical development for the treatment of thrombotic disorders.

Our current strategy is to focus our resources on the development of two prioritized assets in our development pipeline: MN-221 for the treatment of status asthmaticus, which is an acute, severe asthma attack that does not respond to initial bronchodilator and corticosteroid treatment, and MN-166 for the treatment of multiple sclerosis, or MS. We intend to advance these two product candidates through proof-of-concept Phase II trials and either continue to pursue clinical development independently, as we presently intend with MN-221, or establish strategic collaborations to support Phase III clinical development, as we presently intend with MN-166. Beyond MN-221 and MN-166, the remainder of our existing product candidates will not be the subject of significant development activity, except as required to maintain our license rights or as otherwise deemed necessary to maximize their value. We intend to pursue a variety of initiatives to monetize these product candidates on appropriate terms.

We believe that our ability to identify potentially high-value product candidates, combined with our business model, can accelerate entry into the clinical development process in the United States and Europe and provide us with a competitive advantage. We have historically acquired product candidates with existing safety and efficacy data that are in late preclinical or early clinical development and, in some instances, that have been commercialized in Japan for other indications. We utilize existing data in preparing Investigational New Drug applications, or INDs, in the United States or foreign equivalents in other countries and in designing additional clinical trials to advance the clinical development of the product candidates.

We believe that our ability to gain access to and acquire potentially high-value product candidates from Japanese and European pharmaceutical companies is largely attributable to the established relationships and broad industry experience of our management team. In particular, our relationships with Japanese pharmaceutical companies and their executives provide us with a competitive advantage in opportunistically sourcing product candidates from Japanese pharmaceutical companies at attractive terms. Since our inception, we have established relationships with a number of pharmaceutical companies, including Kissei Pharmaceutical Co., Ltd., Kyorin Pharmaceutical Co., Ltd., Mitsubishi Tanabe Pharma Corporation and Meiji Seika Kaisha, Ltd. in Japan and Angiogene Pharmaceuticals, Ltd. in the United Kingdom, pursuant to which we have obtained rights to develop and commercialize our current product candidates.

Our prioritized product development programs consist of:

- MN-221 for the treatment of status asthmaticus, for which we completed a Phase IIa clinical trial in the fourth quarter of 2007; and
- MN-166 for the treatment of MS, for which we initiated a Phase II clinical trial in Eastern Europe in the third quarter of 2005 and announced positive clinical one-year results in the first quarter of 2007.

Our other product development programs consist of:

- MN-001 for the treatment of bronchial asthma, for which we initiated a Phase III clinical trial in the fourth quarter of 2006 that we subsequently terminated in the second quarter of 2007 and for which we have developed prototypes of once-per-day oral dosing formulations;
- MN-001 for the treatment of interstitial cystitis, for which we completed a Phase II/III clinical trial in the first quarter of 2007;
- MN-029 for the treatment of solid tumors, for which we completed one Phase I clinical trial in the second quarter of 2006 and one Phase I clinical trial in the fourth quarter of 2007;
- MN-305 for the treatment of Generalized Anxiety Disorder/insomnia, for which we completed a Phase II/III clinical trial for the treatment of Generalized Anxiety Disorder in the second quarter of 2006 and a Phase IIa clinical trial for the treatment of insomnia in the fourth quarter of 2007;
- MN-221 for the treatment of preterm labor, for which we completed a Phase Ib clinical trial to investigate the pharmacokinetic profile of MN-221 in healthy pregnant women not in labor in the second quarter of 2007;

- MN-246 for the treatment of urinary incontinence, for which we completed a Phase I clinical trial in the fourth quarter of 2006 and a Phase I food effects study in the first quarter of 2007;
- MN-447 for the treatment of thrombotic disorders, which is in preclinical development; and
- MN-462 for the treatment of thrombotic disorders, which is in preclinical development.

The table set forth below summarizes our prioritized product development programs.

Product Candidate	Disease/Indication	Phase of Development*	Licensor	Licensed Territory
MN-221	Status asthmaticus	Phase IIa clinical trial completed in Q4, 2007	Kissei Pharmaceutical	Worldwide, except Japan
MN-166	Multiple sclerosis	Phase II clinical trial initiated in Q3, 2005; Year one results announced in Q1, 2007	Kyorin Pharmaceutical	Worldwide, except Japan, China, Taiwan and South Korea

The table set forth below summarizes our other product development programs.

Product Candidate	Disease/Indication	Phase of Development*	Licensor	Licensed Territory
MN-001	Bronchial asthma	Phase III clinical trial initiated in Q4, 2006 and terminated in Q2, 2007; Once-per-day oral dosing formulation prototypes developed	Kyorin Pharmaceutical	Worldwide, except Japan, China, Taiwan and South Korea
MN-001	Interstitial cystitis	Phase II/III clinical trial completed in Q1, 2007†	Kyorin Pharmaceutical	Worldwide, except Japan, China, Taiwan and South Korea
MN-029	Solid tumors	Phase I clinical trial completed in Q2, 2006; Second Phase I clinical trial completed in Q4, 2007	Angiogene Pharmaceuticals	Worldwide
MN-305	Generalized Anxiety Disorder/ Insomnia	Phase II/III clinical trial completed in Generalized Anxiety Disorder in Q2, 2006†; Phase IIa clinical trial in insomnia completed in Q4, 2007††	Mitsubishi Tanabe Pharma Corporation	Worldwide, except Japan and certain countries in Asia
MN-221	Preterm labor	Phase Ib clinical trial completed in Q2, 2007	Kissei Pharmaceutical	Worldwide, except Japan
MN-246	Urinary incontinence	Phase I clinical trial completed in Q4, 2006; Phase I food effects study completed in Q1, 2007	Mitsubishi Tanabe Pharma Corporation	Worldwide, except Japan and certain countries in Asia
MN-447	Thrombotic disorders	Preclinical	Meiji Seika Kaisha	Worldwide, except Japan and certain countries in Asia
MN-462	Thrombotic disorders	Preclinical	Meiji Seika Kaisha	Worldwide, except Japan and certain countries in Asia

* We define a product candidate to be in Phase II/III when the clinical trial design is such that, if the primary endpoint is met, the results may provide confirmatory evidence of efficacy if we choose to submit the

clinical trial as a pivotal trial and the U.S. Food and Drug Administration, or FDA, chooses to review the clinical trial as a pivotal trial. However, in regulatory filings with the FDA, we have nominally described these clinical trials as Phase II clinical trials.

† Although positive signs of efficacy were obtained in the clinical trials conducted on MN-001 in interstitial cystitis and MN-305 in Generalized Anxiety Disorder, the predefined primary statistical endpoints of the clinical trials were not achieved; therefore, we do not anticipate submitting either clinical trial as a pivotal trial supporting a new drug application, or NDA, to the FDA.

†† In the clinical trial conducted on MN-305 in insomnia, the predefined statistical endpoint of the clinical trial was not achieved; therefore, we have terminated any further development of MN-305 for the treatment of insomnia.

We have assembled a management team with extensive experience in the pharmaceutical and biotechnology industries, including experience in preclinical and clinical research and development, drug substance and product preparation, regulatory affairs and corporate development. We believe that our management team has the expertise necessary for:

- assessing product opportunities;
- acquiring product candidates and compounds;
- advancing product candidates through the clinical and regulatory processes; and
- building product development alliances and bringing products to market.

Our Strategy

Our goal is to build a sustainable biopharmaceutical business through the successful development and commercialization of differentiated products for the treatment of diseases with unmet medical need in high-value therapeutic areas. Key elements of our strategy are as follows:

- *Concentrate on development of our two prioritized product candidates, MN-221 and MN-166. We may either pursue the development and commercialization of these product candidates ourselves or enter into strategic alliances with larger pharmaceutical companies to do the same.* We intend to actively pursue strategic collaborations to draw on the development, regulatory and commercialization expertise and financial resources of larger biotechnology and pharmaceutical partners. At present, we will likely pursue further development and commercialization of MN-221 for the treatment of status asthmaticus independently in the United States; however, we are not planning to pursue any further development of MN-166 for the treatment of MS beyond the ongoing Phase II clinical trial until such time that we are able to secure a strategic collaboration to further development of MN-166. We also intend to continue to seek potential partners and potential acquirers of license rights to our programs in markets outside the United States, with the goal of retaining significant commercial participation in these product opportunities.
- *Maximize the value of the remainder of our diversified pipeline of existing product candidates.* We will strategically conduct development activities on the remainder of our existing product candidates, to the extent that we deem any further activities necessary, to maximize their value while aggressively pursuing a variety of initiatives to monetize these product candidates on appropriate terms.
- *Opportunistically in-license additional product candidates through our global industry relationships.* Over the long term, we intend to expand our pipeline of in-licensed product candidates by continuing to cultivate and strengthen our business relationships with pharmaceutical companies in Japan and other markets. We believe our ability to acquire product candidates with high potential and existing preclinical or early clinical data from Japanese pharmaceutical companies provides us with a competitive advantage over other drug development companies in the U.S. market. We believe that additional diversification and expansion of our pipeline of product candidates will help maximize the commercial opportunity and mitigate the risks inherent in drug discovery and development.

- *Selectively add commercial capabilities as our product development programs mature.* To ensure our ability to build a sustainable business, we plan to selectively add commercial capabilities to our management team to support our evolution into a commercial entity as our product development programs mature. We may develop our own marketing and sales organization to promote certain of our product candidates.

Selected Financial Data

The selected financial data set forth below is derived from our audited consolidated financial statements and may not be indicative of future operating results. The following selected financial data should be read in conjunction with the Consolidated Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. Amounts are in thousands, except per share amounts.

	Years ended December 31,					September 26, 2000 (inception) to December 31,
	2007	2006	2005	2004	2003	2007
Statements of Operations Data:						
Revenues	$ —	$ 264	$ 804	$ 490	$ —	$ 1,558
Operating expenses:						
Cost of revenues	—	147	674	438	—	1,258
Research and development	42,121	32,171	22,738	11,317	4,723	119,845
General and administrative	11,373	9,624	7,479	37,348	1,538	69,887
Total operating expenses	53,494	41,942	30,891	49,103	6,261	190,990
Operating loss	(53,494)	(41,678)	(30,088)	(48,613)	(6,261)	(189,432)
Other income, net	4,611	5,988	4,396	340	52	15,757
Income Taxes	(20)	—	—	—	—	(20)
Net loss	(48,903)	(35,690)	(25,692)	(48,273)	(6,209)	(173,695)
Accretion to redemption value of redeemable convertible preferred stock	—	—	(20)	(79)	—	(98)
Deemed dividend resulting from beneficial conversion on Series C redeemable convertible preferred stock	—	—	—	(31,264)	—	(31,264)
Net loss applicable to common stockholders	$ (48,903)	$ (35,690)	$ (25,712)	$ (79,616)	$ (6,209)	$(205,057)
Basic and diluted net loss per share	$ (4.16)	$ (3.52)	$ (2.88)	$(1,592.32)	$(124.18)	
Shares used to compute basic and diluted net loss per share(1)	11,752,139	10,130,920	8,928,533	50,000	50,000	

(1) As a result of the conversion of our preferred stock into 6,678,285 shares of our common stock upon completion of our IPO in February 2005, there is a lack of comparability in the basic and diluted net loss per share amounts for the periods presented above. Please refer to Note 1 for the pro forma basic and diluted net loss per share calculations for the periods presented.

	As of December 31,				
	2007	2006	2005	2004	2003
Balance Sheet Data:					
Cash, cash equivalents and marketable securities available-for-sale	$ 70,635	$ 104,051	$ 138,701	$ 50,801	$ 5,491
Working capital	65,938	100,102	134,633	48,704	4,838
Total assets	73,752	111,591	142,394	53,769	5,631
Redeemable convertible preferred stock	—	—	—	43,483	—
Deficit accumulated during the development stage	(205,057)	(156,154)	(120,465)	(94,753)	(15,137)
Total stockholders' equity	66,608	100,981	135,708	7,669	4,570

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Background

We are a biopharmaceutical company focused on acquiring and developing novel, small molecule therapeutics for the treatment of diseases with unmet medical need with a specific focus on the U.S. market. Through strategic alliances primarily with Japanese pharmaceutical companies, we are developing a diversified portfolio of clinical and preclinical product candidates, each of which we believe has a well-characterized and differentiated therapeutic profile, attractive commercial potential and patent assets having claims of commercially adequate scope.

We are a development stage company. We have incurred significant net losses since our inception. At December 31, 2007, from inception, our accumulated deficit was approximately $205.1 million, including $40.8 million of non-cash stock-based compensation charges related to employee stock-based compensation and founders' warrants. We expect to incur substantial net losses for the next several years as we continue to develop our existing product candidates and over the long-term as we expand our research and development programs and acquire or in-license products, technologies or businesses that are complementary to our own.

Revenues and Cost of Revenues

We have not generated any revenues from licensing, milestones or product sales to date, and we do not expect to generate any revenues from the commercialization of our product candidates within the next several years, if at all. Our revenues to date have been generated from providing development management services under master service agreements with Asahi Kasei Pharma Corporation and Argenes, Inc., pursuant to which we billed consulting fees and our pass-through clinical contract costs. The primary cost associated with our revenue was the clinical contract costs we incurred and passed-through to our customer. Our agreement with Asahi Kasei Pharma Corporation has been completed, and we terminated our agreement with Argenes, Inc. Therefore, we will not generate any further revenue from these agreements.

Research and Development

Our research and development expenses consist primarily of costs associated with feasibility studies, licensing and preclinical and clinical development and manufacture of our product candidates. We use external service providers to manufacture our product candidates to be used in clinical trials and for the majority of the services performed in connection with the preclinical and clinical development of our product candidates; therefore, these research and development expenses consist substantially of external costs, such as fees paid to consultants, contract research organizations, contract manufacturers and other external service providers, including professional fees and costs associated with legal services, patents and patent applications for our intellectual property. Internal research and development expenses consist of costs of compensation and other expenses for research and development personnel, supplies, materials, facility costs and depreciation. Research and development costs are expensed as incurred or accrued based on certain contractual factors such as for estimates of work performed, milestones achieved, patient enrollment and experience with similar contracts. As actual costs become known, accruals are adjusted. To date, our estimates have not differed significantly from the actual costs incurred.

To the extent that costs, including personnel costs, are not tracked to a specific product development program, such costs are included in the "Unallocated" category in the table below. We charge all research and development expenses to operations as incurred.

The following table summarizes our research and development expenses for the periods indicated (in thousands):

Product Candidate	Disease/Indication	Years ended December 31, 2007	2006	2005
MN-221	Status asthmaticus	$ 4,188	$ 814	$ —
MN-166	Multiple sclerosis	9,512	7,965	3,391
MN-001	Bronchial asthma	14,436	6,013	3,739
MN-001	Interstitial cystitis	377	2,637	3,565
MN-029	Solid tumors	2,591	4,359	1,697
MN-305	Generalized Anxiety Disorder/Insomnia	5,309	3,735	4,858
MN-221	Preterm labor	873	618	1,253
MN-246	Urinary incontinence	1,771	3,708	1,647
MN-447	Thrombotic disorders	416	407	—
MN-462	Thrombotic disorders	297	406	—
SOCC	Cancer; inflammatory diseases	—	24	145
Unallocated		2,351	1,485	2,443
Total research and development		$42,121	$32,171	$22,738

Because such expenditures were committed prior to the strategic shift we implemented in June 2007 to focus resources on our two prioritized product candidates, MN-221 for the treatment of status asthmaticus, or acute exacerbations of asthma, and MN-166 for the treatment of multiple sclerosis, or MS, we made substantial research and development expenditures in certain of our other product development programs following such strategic shift. However, as part of our strategic shift, we have been and will continue to limit our expenditures on our other product development programs to only those activities necessary to maximize the value of such product candidates, while aggressively pursuing a variety of initiatives to monetize such product candidates on appropriate terms. In addition, as of the end of fiscal year 2007, we are not planning to pursue any further clinical development of MN-166 for the treatment of MS beyond the ongoing Phase II clinical trial until such time that we are able to secure a strategic collaboration to further development of MN-166.

We expect our research and development expenses to be substantial and to increase as we continue the development of selected product development programs, primarily related to MN-221 for the treatment of status asthmaticus. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires the expenditure of substantial resources. Any failure by us or delay in completing clinical trials, or in obtaining regulatory approvals, for a product candidate could cause our research and development expenses to increase and, in turn, have a material adverse effect on our results of operations.

General and Administrative

Our general and administrative expenses primarily consist of salaries, benefits and consulting and professional fees related to our administrative, finance, human resources, business development, legal and information systems support functions. In addition, general and administrative expenses include facilities and insurance costs. General and administrative costs are expensed as incurred or accrued based on monitoring the status of the specified project, contractual factors such as milestones or retainer fees, services provided and invoices received. As actual costs become known to us, we adjust our accruals. To date, general and administrative accruals have not differed significantly from the actual costs incurred.

Critical Accounting Policies and Estimates

Our management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of the consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent liabilities at the date of the consolidated financial statements, as well as the revenues and expenses during the reporting periods. We evaluate our estimates and judgments on an ongoing basis, including those related to our significant accruals. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements included elsewhere in this Annual Report to Stockholders. We believe that the following accounting policies are critical to the judgments and estimates used in preparation of our consolidated financial statements.

Research and Development

Research and development expenses consist of costs incurred to further our research and development activities and include salaries and related employee benefits, costs associated with clinical trials, costs associated with non-clinical activities such as toxicology testing, regulatory activities, research-related overhead expenses and fees paid to external service providers who conduct certain research and development activities on our behalf. We use external service providers and vendors to conduct clinical trials, to manufacture product candidates to be used in clinical trials and to provide various other products and services related to our product development programs. Research and development expenses also include fees for licensed technology for which technological feasibility has not been established and there are no alternative uses. Research and development costs are expensed as incurred or accrued based on certain contractual factors such as for estimates of work performed, milestones achieved, patient enrollment and experience with similar contracts. As actual costs become known, accruals are adjusted. To date, our estimates have not differed significantly from the actual costs incurred.

Share Based Payments

We grant stock options to purchase our common stock to our employees and directors under our Amended and Restated 2004 Stock Incentive Plan. Additionally, we have outstanding stock options that were granted under our 2000 General Stock Incentive Plan from which we no longer make grants. The benefits provided under both of these plans are subject to the provisions of Statement of Financial Accounting Standards, or SFAS, No. 123R, *Share-Based Payment,* which requires stock-based compensation for an award of equity instruments, including stock options and employee stock purchase rights, issued to employees to be recognized as a cost in the consolidated financial statements. The cost of these awards is measured according to the grant date fair value of the stock award and is recognized over the period during which an employee is required to provide service in exchange for the award, which is usually the vesting period. In the absence of an observable market price for the stock award, the grant date fair value of the award would be based upon a valuation methodology that takes into consideration various factors, including the exercise price of the award, the expected term of the award, the current price of the underlying shares, the expected volatility of the underlying share price, the expected dividends on the underlying shares and the risk-free interest rate. On January 1, 2006, we elected to use the modified prospective application in adopting SFAS No. 123R and therefore have not restated results for prior periods. The valuation provisions of SFAS No. 123R apply to new awards, unvested awards that are outstanding on the adoption date and any awards that are subsequently modified or cancelled. Our results of operations for the years ended December 31, 2007 and 2006 were impacted by the recognition of non-cash expense related to the fair value of our stock-based compensation awards.

The valuation provisions of SFAS No. 123R require us to estimate certain variables, such as estimated volatility and expected life. If any of our estimations change, such changes could have a significant impact on the stock-based compensation amount we recognize.

Prior to 2006, we accounted for employee stock options and warrants using the intrinsic-value method in accordance with Accounting Principles Board, or APB, Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations, and adopted the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation.*

Stock-based compensation expense, which is a non-cash charge, results from stock option and warrant issuances at exercise prices below the deemed fair value of the underlying common stock. With respect to stock options, we recognize this compensation expense on a straight-line basis over the vesting period of the underlying option, generally four years.

New Accounting Standards Not Yet Adopted

The Financial Accounting Standards Board, or FASB, issued SFAS No. 141 (revised 2007), "*Business Combinations*" and SFAS No. 160, "*Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No. 51.*" SFAS No. 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS No. 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS No. 141R and SFAS No. 160 are effective for us beginning in the first quarter of fiscal year 2009. Early adoption is not permitted. We are currently evaluating the potential impact that SFAS No. 141R and SFAS No. 160 will have on our consolidated financial statements.

The FASB ratified the consensus reached by the Emerging Issues Task Force, or EITF, in EITF Issue No. 07-3, *Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities*, which requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and amortized over the period that the goods are delivered or the related services are performed, subject to an assessment of recoverability. EITF 07-3 will be effective for fiscal years beginning after December 15, 2007, which will be our fiscal year 2008. We believe that the adoption of EITF 07-3 will not have a material impact on our consolidated financial statements.

The FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, which allows an entity to voluntarily choose to measure certain financial assets and liabilities at fair value. SFAS No. 159 will be effective for fiscal years beginning after November 15, 2007, which will be our fiscal year 2008. We are currently evaluating the potential impact that adopting SFAS No. 159 will have on our consolidated financial statements.

The FASB issued SFAS No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles in the United States, or GAAP, and expands disclosures about fair value measurements. SFAS No. 157 will be effective for fiscal years beginning after November 15, 2007, which will be our fiscal year 2008. We are currently evaluating the potential impact that adopting SFAS No. 157 will have on our consolidated financial statements.

Results of Operations

Comparison of the Years Ended December 31, 2007 and 2006

Revenues

There were no revenues for the year ended December 31, 2007, a decrease of $0.3 million when compared to $0.3 million for the year ended December 31, 2006. The decrease in revenues was due to a lack of activity under our master services agreement with Argenes, Inc., which was terminated in June 2007. We will not generate any further revenues from this agreement.

Research and Development

Research and development expenses increased $9.9 million to $42.1 million for the year ended December 31, 2007 from $32.2 million for the year ended December 31, 2006. The increase in research and development expenses was primarily due to:

- an increase of $8.4 million related to the advancement and subsequent termination of a Phase III clinical trial for MN-001 for the treatment of bronchial asthma;
- an increase of $4.7 million related to the completion of a Phase IIa clinical trial for MN-305 for the treatment of insomnia;
- an increase of $3.4 million in our prioritized drug development program for MN-221 for the treatment of status asthmaticus primarily related to the advancement of a Phase II clinical trial and market research;
- an increase of $1.6 million in our prioritized drug development program for MN-166 for the treatment of MS primarily related to preclinical studies, manufacturing of drug, market research and consulting services;
- an increase of $0.7 in our other drug development programs and unallocated research and development expenditures;
- an increase of $0.4 million in stock based compensation; and
- an offset of $9.3 million related to the completion of clinical trials related to the product development programs for MN-029 for the treatment of solid tumors, MN-305 for the treatment of Generalized Anxiety Disorder, MN-001 for the treatment of interstitial cystitis, or IC, and MN-246 for the treatment of urinary incontinence.

Since we have determined to focus our resources on our two prioritized product candidates, MN-221 for the treatment of status asthmaticus and MN-166 for the treatment of MS, we expect that our research and development expenses will increase with respect to these two prioritized product candidates in future periods as we continue clinical development of these product candidates, primarily related to fees paid to external service providers for the management and conduct of clinical trials and the performance of data collection and analysis. In contrast, we expect that our research and development expenses will decrease with respect to the remainder of our existing product candidates in future periods, as we will limit expenditures on these product candidates to those development activities necessary to maximize their value for purposes of monetizing such product candidates.

General and Administrative

General and administrative expenses increased $1.8 million to $11.4 million for the year ended December 31, 2007 from $9.6 million for the year ended December 31, 2006. The increase in general and administrative expenses was primarily due to:

- an increase of $1.4 million of stock-based compensation expense;
- an increase of $1.1 million in compensation-related expenses due to salaries and severance payments; and
- offset by a decrease of $0.4 million in legal fees and a decrease of $0.3 million in financial advisor and other fees.

We anticipate that our general and administrative expenses will continue to increase in future periods as we expand our infrastructure and incur additional costs for insurance and professional and consulting fees associated with operating as a dual-listed public company and supporting our product development programs and business development activities.

Interest Income

Interest income primarily consisted of income earned on our cash and investment balances. Interest income decreased $1.4 million to $4.6 million for the year ended December 31, 2007 from $6.0 million for the year ended December 31, 2006. The decrease in interest income was primarily due to decreased investment balances and lower rates of return on our investments.

Comparison of the Years Ended December 31, 2006 and 2005

Revenues

Revenues decreased $0.5 million to $0.3 million for the year ended December 31, 2006 from $0.8 million for the year ended December 31, 2005. The decrease in revenues was due to the completion of our contract with Asahi Kasei Pharma Corporation in fiscal year 2005 and reduced activity under our master service agreement with Argenes, Inc.

Research and Development

Research and development expenses increased $9.5 million to $32.2 million for the year ended December 31, 2006 from $22.7 million for the year ended December 31, 2005. The increase in research and development expenses was primarily due to:

- an increase of $8.4 million related to the advancement of the Phase II clinical trial and milestone payment for MN-166 for the treatment of MS;
- an increase of $0.8 million in product licensing costs related to our thrombosis product candidates, MN-447 and MN-462, which were in-licensed in October 2006;
- an increase of $0.2 million in stock-based compensation expense; and
- an increase of $0.1 million in other costs, primarily consulting services.

General and Administrative

General and administrative expenses increased $2.1 million to $9.6 million for the year ended December 31, 2006 from $7.5 million for the year ended December 31, 2005. The increase in general and administrative expenses was primarily due to:

- an increase of $1.5 million of stock-based compensation expense;
- an increase of $0.5 million of legal, accounting and financial advisor fees primarily due to costs associated with our Sarbanes-Oxley Act compliance efforts and operations as a dual-listed public company; and
- an increase of $0.1 million related to accrued bonuses.

Interest Income

Interest income primarily consisted of income earned on our cash and investment balances. Interest income increased $1.6 million to $6.0 million for the year ended December 31, 2006 from $4.4 million for the year ended December 31, 2005. The increase in interest income was primarily due to higher yields on our average cash and investment balances.

Liquidity and Capital Resources

Since our inception, our operations have been financed through the private placement of our equity securities and through the public sale of our common stock, net of treasury stock repurchases. Through December 31, 2007, we received estimated net proceeds of $201.3 million from the sale of equity securities as follows:

- in September 2000, we issued and sold 50,000 shares of common stock to founders for aggregate proceeds of $0.1 million;
- in October 2000 and August 2001, we issued and sold a total of 1,000,000 shares of Series A preferred stock for aggregate net proceeds of $10.0 million;
- from March 2003 through May 2004, we issued and sold 291,150 shares of Series B preferred stock for aggregate net proceeds of $26.8 million;
- on September 2, 2004, we issued and sold 27,677,856 shares of Series C preferred stock for aggregate net proceeds of $43.4 million;
- on February 4, 2005, we completed an initial public offering of 3,000,000 shares of common stock for proceeds of $104.5 million, net of underwriting discounts and commissions and offering expenses (including issuance costs for registration statements filed on behalf of restricted shareholders through December 2005);
- on March 8, 2005, we completed the sale of 157,300 shares of common stock for aggregate proceeds of $5.6 million, net of underwriting discounts and commissions (the sale of these shares was the result of the underwriters' partial exercise of the over-allotment option we granted to them in connection with our initial public offering, or IPO);
- on March 2, 2006, we issued and sold 125,000 shares of common stock to a founder in exercise of warrants for aggregate proceeds of approximately $0.1 million;
- in August 2006, we issued and sold 150,000 shares of common stock to a founder in exercise of warrants and we issued 1,000 shares to a former employee in exercise of stock options for aggregate proceeds of approximately $0.2 million; and

- on February 1, 2007, we completed a public offering of 1,000,000 shares of common stock for aggregate proceeds of $10.6 million, net of underwriting discounts and commissions and certain other costs associated with the offering.

In February, April and August 2007, a founder exercised warrants to purchase 65,984, 108,003 and 109,592 shares of our common stock, respectively, at $1.00 per share in cashless exercises that resulted in the issuance of 60,000, 100,000 and 100,000 shares of common stock, respectively.

In January 2007, a founder exercised warrants to purchase 359,248 shares of our common stock at $1.00 per share in a cashless exercise that resulted in the issuance of 332,196 shares of common stock. In September 2007, a founder exercised warrants to purchase 367,828 shares of our common stock at $1.00 per share in a cashless exercise that resulted in the issuance of 317,851 shares of common stock. At December 31, 2007, no underlying shares of common stock remained subject to purchase under the terms of the founders' warrants.

As of December 31, 2007, we had $18.8 million in cash and cash equivalents as compared to $8.3 million as of December 31, 2006, an increase of $10.5 million. At December 31, 2007, we had $51.9 million in marketable securities available-for-sale as compared to $95.7 million as of December 31, 2006, a decrease of $43.8 million.

At December 31, 2007, our marketable securities included $45.0 million of auction rate securities, or ARS, issued primarily by municipalities and universities that were issued through syndicated offerings and $2.7 million of ARS issued through private placements. The recent negative conditions in the global credit markets have prevented some investors, including ourselves, from liquidating certain holdings of ARS. At December 31, 2007, $2.7 million of private placement ARS experienced failed auctions since August 2007, and these failed auctions have continued into 2008. Subsequent to December 31, 2007, we were informed that there was insufficient demand at auction for $11.5 million of our ARS. As a result, these affected securities are currently not liquid, and we could be required to hold them for an undetermined period of time. However, through February 29, 2008, $12.6 million of our total ARS portfolio were successfully auctioned and sold at par, which was equivalent to their carrying value. As a consequence, our exposure to ARS was reduced by $12.6 million and the proceeds from the sale were reinvested in cash equivalents. As such, we have sufficient capital to fund our operations through 2008.

Net cash used in operating activities amounted to $43.9 million for the year ended December 31, 2007, primarily due to the net loss incurred during the year ended December 31, 2007 of $48.9 million. Net cash provided by investing activities for the year ended December 31, 2007 consisted of $43.6 million related to the net maturity of investments, offset by $0.4 million of capital equipment purchases. Net cash provided by financing activities amounted to $10.7 million for the year ended December 31, 2007, primarily due to the net proceeds received from the public offering of our common stock which closed on February 1, 2007.

We have consumed substantial amounts of capital since our inception. We believe that our existing cash, cash equivalents and marketable securities as of December 31, 2007 will be sufficient to fund our anticipated operating requirements through at least December 31, 2008. Although we believe that our existing capital resources will be sufficient to fund our operating requirements through at least December 31, 2008, including all of our planned research and development activities, we anticipate that we will require significant additional financing in the future to fund our operations.

Our future capital requirements will depend on, and could increase significantly as a result of, many factors, including:

- progress in, and the costs of, our clinical trials and other research and development activities;
- the scope, prioritization and number of our product development programs;
- the time and costs involved in obtaining regulatory approvals;

- the costs involved in filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;
- the costs of securing manufacturing arrangements for clinical or commercial production of our product candidates;
- the costs of establishing, or contracting for, sales and marketing capabilities and commercialization activities if we obtain regulatory clearances to market our product candidates; and
- the costs associated with any litigation.

Until we can generate significant continuing revenues, we expect to satisfy our future cash needs through strategic collaborations, private or public sales of our securities, debt financings or licensing transactions, involving all or a portion of our product candidates, to the extent we are able to do so. We cannot be certain that additional sources of capital will be available to us on acceptable terms, or at all. If sources of capital are not available, we may not be in a position to pursue present or future business opportunities that require financial commitments, and we may be required to delay, reduce the scope of or terminate one or more of our product development programs or our commercialization efforts, curtail our efforts to acquire new product candidates or relinquish rights to our technologies or product candidates.

The following summarizes our long-term contractual obligations related to facility leases and office equipment leases as of December 31, 2007 (in thousands):

Contractual Obligations	Total	Current	1-3 Years	Thereafter
Operating leases	$678,000	$526,000	$152,000	—

We also enter into agreements with third parties to manufacture our product candidates, conduct our clinical trials and perform data collection and analysis and other services in connection with our product development programs. Our payment obligations under these agreements depend upon the progress of our product development programs. Therefore, we are unable at this time to estimate with certainty the future costs we will incur under these agreements.

We have also entered into license agreements for our product candidates that may require us to make payments in the future based upon the occurrence of certain milestones related to clinical development, regulatory or commercial events. We will also be required to pay royalties on any net sales of the licensed products, if any are approved by the FDA or foreign regulatory authorities for commercial sale. These milestone payments and royalty payments under our license agreements are not included in the table above because we cannot determine when or if the related milestones will be achieved or the events triggering the commencement of payment obligations will occur at present.

Quantitative and Qualitative Disclosures About Market Risk

Our primary exposure to market risk due to changes in interest rates relates primarily to the increase or decrease in the amount of interest income we can earn on our investment portfolio. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive without significantly increasing risk. Our risk associated with fluctuating interest rates is limited to our investments in interest rate sensitive financial instruments. Under our current policies, we do not use interest rate derivative instruments to manage exposure to interest rate changes. We mitigate default risk by investing in investment grade securities. A hypothetical 100 basis point adverse move in interest rates along the entire interest rate yield curve would not materially affect the fair value of our interest sensitive financial instruments due to their relatively short term nature. Declines in interest rates over time will, however, reduce our interest income, while increases in interest rates over time will increase our interest income.

All of our marketable securities are classified as available-for-sale and therefore reported on the balance sheet at market value. Our marketable securities consist of auction rate securities, corporate debt and government sponsored securities with AAA ratings at the time of purchase. As of December 31, 2007, our short-term investments included $45.0 million of ARS issued primarily by municipalities and universities that were issued through syndicated offerings and $2.7 million of ARS issued through private placements. Our ARS are debt instruments with long-term maturities in which the interest rates are reset in short intervals through "Dutch" auctions by matching buyers and sellers. The recent conditions in the global credit markets have prevented some investors, including ourselves, from liquidating certain holdings of ARS because the amount of securities submitted for sale has exceeded the amount of purchase orders for the securities. If there is insufficient demand for the securities at the time of the "Dutch" auction, the auction may not be completed and the interest rates may be reset to the maximum interest rate applicable to the specific securities being auctioned as per the official statement issued at the initial bond sale. When auctions for these securities fail, the investments may not be readily convertible to cash until a future auction of these investments is successful or they are redeemed or mature. If the credit ratings of the security issuers deteriorate and any decline in market value is determined to be other-than-temporary, we would be required to adjust the carrying value of the investment through an impairment charge.

Subsequent to December 31, 2007, we were informed that there was insufficient demand at auction for $11.5 million of our ARS. As a result, these affected securities are currently not liquid, and we could be required to hold them for an undetermined period of time. However, through February 29, 2008, $12.6 million of our total ARS portfolio were successfully auctioned and sold at par, which was equivalent to their carrying value. With the sale of these securities, we reduced our overall ARS exposure by $12.6 million, as the proceeds were reinvested in cash equivalents. As such, we have sufficient capital to fund operations through fiscal year 2008.

At February 29, 2008, due to continued auction failures of our private placement ARS in 2008 and the downgrading of the companies that insure certain of our ARS, the quality rating of $0.7 million of municipal ARS went from AAA to A- and the quality rating of $0.5 million of private placement ARS went from AAA to A, we experienced an additional $0.2 million decline in the carrying value of our ARS as their estimated market value had decreased. With the uncertainty that exists in the global credit market today, we will continue to closely monitor the market and evaluate our ARS portfolio on an ongoing basis, and we will adjust the carrying value of the investment through an impairment charge that would be recorded as realized loss in our consolidated statement of operations should any decline in market value be considered other-than-temporary. In addition, any liquidity issues which extend into 2009 or beyond could adversely affect our business.

Market for Registrant's Common Equity and Related Stockholder Matters

Market Information

Our common stock is traded on the Hercules Market of the Osaka Securities Exchange under the symbol "4875" and on the Nasdaq Global Market under the symbol "MNOV." Our stock has been traded on the Hercules Market since February 8, 2005 and on the Nasdaq Global Market since December 7, 2006. The following table sets forth the high and low sale prices per share of our common stock as reported on the Hercules Market for all periods through the fourth quarter of 2006 (based on the exchange rates set forth in the footnotes below) and sets forth the high and low sale prices per share of our common stock as reported on the Nasdaq Global Market for all subsequent periods.

	Common Stock Price	
	High	**Low**
Fiscal year ended December 31, 2006		
First quarter(1)	$17.96	$ 8.99
Second quarter(2)	$15.11	$10.48
Third quarter(3)	$12.83	$ 9.73
Fourth quarter(4)	$13.20	$ 7.27
Fiscal year ended December 31, 2007		
First quarter	$14.40	$10.56
Second quarter	$11.00	$ 8.30
Third quarter	$ 9.02	$ 6.35
Fourth quarter	$ 9.00	$ 4.29

(1) Based on an average exchange rate for the period of 116.91 Yen per U.S. Dollar.

(2) Based on an average exchange rate for the period of 114.48 Yen per U.S. Dollar.

(3) Based on an average exchange rate for the period of 116.13 Yen per U.S. Dollar.

(4) Based on an average exchange rate for the period of 117.79 Yen per U.S. Dollar.

Holders of Common Stock

As of March 7, 2008, there were 6,329 holders of record of our common stock.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future. We expect to retain our future earnings, if any, to fund the growth and development of our business.

Performance Graphs

The following graph illustrates a comparison of the total cumulative stockholder return on our common stock trading on the Nasdaq Global Market since December 7, 2006, which is the date our common stock first began trading on the Nasdaq Global Market, to two indices, the Nasdaq Biotechnology Index and the Nasdaq Composite Index. The graph assumes an initial investment of $100 on December 7, 2006. The comparisons in the graph are required by the Securities Exchange Commission, or SEC, and are not intended to forecast or be indicative of possible future performance of our common stock.

Comparison of Cumulative Total Return on Investment
Since December 7, 2006



$160
$150
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
$40
$30
$20
12/7/2006
12/29/2006
1/0/1900
2/28/2007
3/31/2007
4/30/2007
5/31/2007
6/30/2007
7/31/2007
8/31/2007
9/30/2007
10/31/2007
11/30/2007
12/31/2007
MediciNova, Inc.
NASDAQ - Biotechnology Index
NASDAQ - Composite Index

	12/7/06	6/30/07	12/31/07
MediciNova, Inc.	$100	$ 69	$ 38
NASDAQ Biotechnologies Index	$100	$ 97	$101
NASDAQ Composite Index	$100	$107	$109

The following graph illustrates a comparison of the total cumulative stockholder return on our common stock trading on the Hercules market of the Osaka Securities Exchange since February 8, 2005, which is the date our common stock first began trading on the Hercules market of the Osaka Securities Exchange to two indices, the Hercules Total Index and the Hercules Standard Index. The graph assumes an initial investment of $100 on February 8, 2005. The comparisons in the graph are required by the SEC and are not intended to forecast or be indicative of possible future performance of our common stock.

Comparison of Cumulative Total Return on Investment
Since February 8, 2005



$170
$160
$150
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
2/8/2005
12/30/2005
12/28/2006
12/28/2007
MediciNova, Inc.
Hercules Total Index
Hercules Standard Index

	2/8/05	12/30/05	12/29/06	12/28/07
MediciNova, Inc.	$100	$ 36	$42	$14
Hercules Total Index	$100	$153	$73	$48
Hercules Standard Index	$100	$162	$86	$59

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our periodic and current reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable and not absolute assurance of achieving the desired control objectives. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, or misstatements due to error, if any, have been detected. While we believe that our disclosure controls and procedures and internal control over financial reporting are and have been effective, we intend to continue to examine and refine our disclosure controls and procedures and internal control over financial reporting and to monitor ongoing developments in these areas.

As of December 31, 2007, we conducted an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report to Stockholders.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting in our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

The Board of Directors and Stockholders
MediciNova, Inc.

We have audited MediciNova, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). MediciNova, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, MediciNova, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets as of December 31, 2006 and 2007, and the related consolidated statements of operations, and cash flows for each of the three years in the period ended December 31, 2007 and for the period from September 26, 2000 (inception) through December 31, 2007, and the statement of stockholder's equity for the period from September 26, 2000 (inception) to December 31, 2000 and for each of the seven years in the period ended December 31, 2007 of MediciNova, Inc. and our report dated March 14, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Diego, California
March 14, 2008

Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
MediciNova, Inc.

We have audited the accompanying consolidated balance sheets of MediciNova, Inc. as of December 31, 2006 and 2007, and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 2007 and for the period from September 26, 2000 (inception) through December 31, 2007, and for the statements of stockholders' equity for the period from September 26, 2000 (inception) to December 31, 2000 and for each of the seven years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MediciNova, Inc. (a development stage company) at December 31, 2006 and 2007, and the results of its consolidated operations and its cash flows for each of the three years in the period ended December 31, 2007 and the period from September 26, 2000 (inception) through December 31, 2007, and the consolidated statements of stockholders' equity for the period from September 26, 2000 (inception) to December 31, 2000 and each of the seven years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R *Share-Based Payment.*

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), MediciNova, Inc.'s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2008, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Diego, California
March 14, 2008

MEDICINOVA, INC.
(a development stage company)

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2007	**2006**
Assets		
Current assets:		
Cash and cash equivalents	$ 18,778,938	$ 8,334,496
Marketable securities available-for-sale	51,856,571	95,716,690
Prepaid expenses and other current assets	2,443,612	6,618,994
Total current assets	73,079,121	110,670,180
Property and equipment, net	673,317	870,645
Other assets	—	50,000
Total assets	$ 73,752,438	$ 111,590,825
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 2,880,462	$ 3,828,270
Accrued expenses	3,619,861	6,332,269
Income taxes payable	20,000	—
Accrued compensation and related expenses	620,604	408,004
Total current liabilities	7,140,927	10,568,543
Deferred rent	3,310	41,374
Total liabilities	7,144,237	10,609,917
Commitments		
Stockholders' equity:		
Common stock, $0.001 par value; 20,000,000 shares authorized at December 31, 2007 and 2006;12,072,027 and 10,421,985 shares issued at December 31, 2007 and 2006, respectively	12,072	10,422
Additional paid-in capital	273,189,063	258,611,697
Accumulated other comprehensive loss	(131,466)	(49,205)
Treasury stock, at cost; 124,581 shares at December 31, 2007 and 129,608 shares at December 31, 2006	(1,404,088)	(1,437,870)
Deficit accumulated during the development stage	(205,057,380)	(156,154,136)
Total stockholders' equity	66,608,201	100,980,908
Total liabilities and stockholders' equity	$ 73,752,438	$ 111,590,825

See accompanying notes.

MEDICINOVA, INC.
(a development stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31, 2007	2006	2005	Period from September 26, 2000 (inception) to December 31, 2007
Revenues	$ —	$ 263,877	$ 804,068	$ 1,558,227
Operating expenses:				
Cost of revenues	—	146,607	674,232	1,258,421
Research and development	42,121,095	32,170,847	22,738,241	119,845,047
General and administrative	11,372,873	9,623,956	7,479,244	69,887,012
Total operating expenses	53,493,968	41,941,410	30,891,717	190,990,480
Operating loss	(53,493,968)	(41,677,533)	(30,087,649)	(189,432,253)
Other income, net	4,610,724	5,987,922	4,395,514	15,757,995
Income taxes	(20,000)	—	—	(20,000)
Net loss	(48,903,244)	(35,689,611)	(25,692,135)	(173,694,258)
Accretion to redemption value of redeemable convertible preferred stock	—	—	(19,689)	(98,445)
Deemed dividend resulting from beneficial conversion feature on Series C redeemable convertible preferred stock	—	—	—	(31,264,677)
Net loss applicable to common stockholders	$(48,903,244)	$(35,689,611)	$(25,711,824)	$(205,057,380)
Basic and diluted net loss per common share	$ (4.16)	$ (3.52)	$ (2.88)	
Shares used to compute basic and diluted net loss per share	11,752,139	10,130,920	8,928,533	

See accompanying notes.

MEDICINOVA, INC.
(a development stage company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY/(DEFICIT)

	Convertible preferred stock		Common stock		Additional paid-in capital	Deferred Compensation	Accumulated other comprehensive loss	Treasury stock	Deficit accumulated during the development stage	Total stockholders' equity
	Shares	Amount	Shares	Amount						
Issuance of common stock for cash to founders at $1.00 per share in September	—	$ —	50,000	$ 50	$ 49,950	$ —	$—	$—	$ —	$ 50,000
Issuance of Series A convertible preferred stock at $10 per share in October	500,000	5,000	—	—	4,995,000	—	—	—	—	5,000,000
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(201,325)	(201,325)
Balance at December 31, 2000	500,000	5,000	50,000	50	5,044,950	—	—	—	(201,325)	4,848,675
Issuance of Series A convertible preferred stock at $10 per share in August	500,000	5,000	—	—	4,995,000	—	—	—	—	5,000,000
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(1,794,734)	(1,794,734)
Balance at December 31, 2001	1,000,000	10,000	50,000	50	10,039,950	—	—	—	(1,996,059)	8,053,941
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(6,931,476)	(6,931,476)
Balance at December 31, 2002	1,000,000	10,000	50,000	50	10,039,950	—	—	—	(8,927,535)	1,122,465
Issuance of Series B convertible preferred stock at $100 per share, net of issuance costs of $1,093,453, in March, April, May and December	107,500	1,075	—	—	9,655,472	—	—	—	—	9,656,547
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(6,209,130)	(6,209,130)
Balance at December 31, 2003	1,107,500	11,075	50,000	50	19,695,422	—	—	—	(15,136,665)	4,569,882
Issuance of Series B convertible preferred stock at $100 per share, net of issuance costs of $1,208,896, in January, February, March, April and May	183,650	1,837	—	—	17,154,267	—	—	—	—	17,156,104
Stock-based compensation related to founders' warrants	—	—	—	—	34,069,916	—	—	—	—	34,069,916
Deferred employee stock-based compensation	—	—	—	—	1,419,300	(1,419,300)	—	—	—	—
Amortization of deferred employee stock-based	—	—	—	—	—	224,579	—	—	—	224,579
Deemed dividend resulting from beneficial conversion feature on Series C redeemable convertible preferred stock	—	—	—	—	31,264,677	—	—	—	(31,264,677)	—
Accretion to redemption value of redeemable convertible preferred stock	—	—	—	—	—	—	—	—	(78,756)	(78,756)
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(48,272,603)	(48,272,603)
Balance at December 31, 2004	1,291,150	12,912	50,000	50	103,603,582	(1,194,721)	—	—	(94,752,701)	7,669,122

MEDICINOVA, INC.
(a development stage company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY/(DEFICIT)—(Continued)

	Convertible preferred stock		Common stock		Additional paid-in capital	Deferred Compensation	Accumulated other comprehensive loss	Treasury stock	Deficit accumulated during the development stage	Total stockholders' equity
	Shares	Amount	Shares	Amount						
Issuance of common stock in initial public offering at $38.80 per share in February	—	—	3,000,000	3,000	104,483,895	—	—	—	—	104,486,895
Issuance of common stock upon partial exercise of over-allotment option at $38.80 per share in March	—	—	157,300	157	5,557,616	—	—	—	—	5,557,773
Issuance costs for registration statement filed on behalf of restricted stockholders	—	—	—	—	(165,476)	—	—	—	—	(165,476)
Conversion of redeemable convertible preferred stock into common stock in February	—	—	2,766,785	2,767	43,499,998	—	—	—	—	43,502,765
Conversion of convertible preferred stock into common stock in February	(1,291,150)	(12,912)	3,911,500	3,911	9,001	—	—	—	—	—
Stock-based compensation related to acceleration of option vesting upon employee termination and subsequent reissuance of a fully vested option	—	—	—	—	127,875	—	—	—	—	127,875
Amortization of deferred employee stock-based compensation, net of cancelations	—	—	—	—	—	311,282	—	—	—	311,282
Cancelation of stock options issued to employees and related deferred compensation	—	—	—	—	(84,000)	84,000	—	—	—	—
Accretion to redemption value of redeemable convertible preferred stock	—	—	—	—	—	—	—	—	(19,689)	(19,689)
Purchase of treasury stock at $11.10 per share in December	—	—	—	—	—	—	—	(55,445)	—	(55,445)
Comprehensive loss:										—
Net loss	—	—	—	—	—	—	—	—	(25,692,135)	(25,692,135)
Accumulated other comprehensive loss	—	—	—	—	—	—	(15,188)	—	—	(15,188)
Total comprehensive loss	—	—	—	—	—	—	—	—	—	(25,707,323)
Balance at December 31, 2005	—	—	9,885,585	9,885	257,032,491	(799,439)	(15,188)	(55,445)	(120,464,525)	135,707,779

MEDICINOVA, INC.
(a development stage company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY/(DEFICIT)—(Continued)

	Convertible preferred stock		Common stock		Additional paid-in capital	Deferred Compensation	Accumulated other comprehensive loss	Treasury stock	Deficit accumulated during the development stage	Total stockholders' equity
	Shares	Amount	Shares	Amount						
Cashless warrant exercises of 260,000 in February, April and August	—	—	260,000	260	(260)	—	—	—	—	—
Warrant exercises of 275,000 shares at $1.00 per share in March and August	—	—	275,000	275	274,725	—	—	—	—	275,000
Write off balance of deferred employee stock-based compensation as of 12/31/05	—	—	—	—	(799,439)	799,439	—	—	—	—
Option exercises of 1,400 shares at $10.00 per share in May and August	—	—	1,400	2	13,998	—	—	—	—	14,000
Amortization of deferred employee stock-based compensation	—	—	—	—	2,090,182	—	—	—	—	2,090,182
Purchase of treasury stock from $10.30—$13.10 per share in February, March, May, June, July, September and October	—	—	—	—	—	—	—	(1,382,425)	—	(1,382,425)
Comprehensive loss:										
Net loss	—	—	—	—	—	—	—	—	(35,689,611)	(35,689,611)
Accumulated other comprehensive loss	—	—	—	—	—	—	(34,017)	—	—	(34,017)
Total Comprehensive loss	—	—	—	—	—	—	—	—	—	(35,723,628)
Balance at December 31, 2006	—	—	10,421,985	10,422	258,611,697	—	(49,205)	(1,437,870)	(156,154,136)	100,980,908

MEDICINOVA, INC.
(a development stage company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY/(DEFICIT)—(Continued)

	Convertible preferred stock		Common stock		Additional paid-in capital	Deferred Compensation	Accumulated other comprehensive loss	Treasury stock	Deficit accumulated during the development stage	Total stockholders' equity
	Shares	Amount	Shares	Amount						
Cashless warrant exercises of 650,047 in January and September	—	—	650,047	650	(650)	—	—	—	—	—
Issuance of common stock in a public offering at $12.00 per share in February	—	—	1,000,000	1,000	10,638,600	—	—	—	—	10,639,600
Employee stock-based compensation	—	—	—		3,939,416	—	—	—	—	3,939,416
Issuance of shares under an employee stock purchase plan at $6.72	—	—	—	—	—	—	—	33,782	—	33,782
Comprehensive loss :										
Net loss	—	—	(5)	—	—	—	—	—	(48,903,244)	(48,903,244)
Accumulated other comprehensive loss	—	—	—	—	—	—	(82,261)	—	—	(82,261)
Total comprehensive loss	—	—	—	—	—	—	—	—	—	(48,985,505)
Balance at December 31, 2007	—	$—	12,072,027	$12,072	$273,189,063	$—	$(131,466)	$(1,404,088)	$(205,057,380)	$ 66,608,201

MEDICINOVA, INC.
(a development stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,			Period from September 26, 2000 (inception) to December 31,
	2007	2006	2005	2007
Operating activities:				
Net loss	$(48,903,244)	$ (35,689,611)	$ (25,692,135)	$(173,694,258)
Adjustments to reconcile net loss to net cash used in operating activities:				
Non-cash stock-based compensation	3,939,416	2,090,182	439,157	40,763,250
Depreciation and amortization	516,013	437,392	152,454	1,271,078
Amortization of premium/discount on marketable securities	(170,576)	(745,766)	(868,372)	(1,784,714)
Impairment of sublease	—	35,259	—	35,259
Changes in operating assets and liabilities:				
Prepaid expenses and other assets	4,225,382	(4,110,465)	(2,070,953)	(2,443,612)
Accounts payable, income tax payable, accrued expenses and deferred rent	(3,678,280)	4,420,998	4,816,594	6,523,633
Accrued compensation and related expenses	212,600	(497,012)	342,360	620,604
Net cash used in operating activities	(43,858,689)	(34,059,023)	(22,880,895)	(128,708,760)
Investing activities:				
Purchases of marketable securities available-for-sale	(41,712,645)	(108,173,406)	(213,319,715)	(375,205,766)
Maturities or sales of marketable securities available-for-sale	85,662,087	114,191,364	125,150,000	325,003,451
Acquisition of property and equipment	(380,709)	(208,999)	(978,564)	(2,236,499)
Proceeds from sales of property and equipment	62,024	—	—	256,845
Net cash provided by / (used in) investing activities	43,630,757	5,808,959	(89,148,279)	(52,181,969)
Financing activities:				
Net proceeds from the sale of common stock	10,672,374	289,000	110,961,276	120,890,566
Sale of preferred stock, net of issuance costs	—	—	—	80,216,971
Purchase of treasury stock	—	(1,382,425)	(55,445)	(1,437,870)
Advances received for the sale of convertible preferred stock	—	—	—	—
Net cash provided by / (used in) financing activities	10,672,374	(1,093,425)	110,905,831	199,669,667
Net increase / (decrease) in cash and cash equivalents	10,444,442	(29,343,489)	(1,123,343)	18,778,938
Cash and cash equivalents, beginning of period	8,334,496	37,677,985	38,801,328	—
Cash and cash equivalents, end of period	$ 18,778,938	$ 8,334,496	$ 37,677,985	$ 18,778,938
Supplemental disclosure of non-cash investing and financing activities:				
Conversion of convertible preferred stock into common stock upon initial public offering	$ —	$ —	$ 43,515,677	$ 43,515,677
Decrease in accrued IPO issuance costs	$ —	$ —	$ (1,089,420)	$ —
Unrealized loss on marketable securities available-for-sale	$ (39,813)	$ (34,017)	$ (15,188)	$ (89,018)

See accompanying notes.

MEDICINOVA, INC.
(a development stage company)

Notes to Consolidated Financial Statements

1. The Company, Basis of Presentation and Summary of Significant Accounting Policies

The Company

We were incorporated in the state of Delaware in September 2000. We are a development-stage biopharmaceutical company focused on acquiring and developing novel, small molecule therapeutics for the treatment of diseases with unmet medical need with a specific focus on the U.S. market. Through strategic alliances primarily with Japanese pharmaceutical companies, we are developing a diversified portfolio of clinical and preclinical product candidates, each of which we believe has a well-characterized and differentiated therapeutic profile, attractive commercial potential and patent assets having claims of commercially adequate scope.

Basis of Presentation

Our primary activities since incorporation have been organizational activities, including recruiting personnel, establishing office facilities, conducting research and development, performing business and financial planning and raising capital. Accordingly, we are considered to be in the development stage.

We have sustained operating losses since inception and expect such losses to continue over the next several years. Management plans to continue financing the operations with equity issuances, debt arrangements or a combination thereof. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs, or cease operations. During the first quarter of 2005, we completed our initial public offering ("IPO") of 3,000,000 shares of common stock in Japan for proceeds of $104.5 million, net of estimated underwriting discounts and commissions and offering costs. In December 2006, we listed on the Nasdaq Global Market. Accordingly, we are a public company in both the United States and Japan, as our stock is traded on both the Nasdaq Global Market and the Hercules market of the Osaka Securities Exchange.

Principles of Consolidation

The consolidated financial statements include the accounts of MediciNova, Inc. and its wholly-owned subsidiaries. MediciNova, Inc. and its subsidiaries are collectively referred to herein as "we," "our" or "us."

On December 13, 2006, MediciNova (Europe) Limited, a wholly-owned subsidiary of MediciNova, Inc., was incorporated under the laws of England and Wales and established for the purpose of facilitating the clinical development of our compounds for the European marketplace. MediciNova (Europe) Limited's functional currency is the U.S. dollar, the reporting currency of its parent.

On January 4, 2007, MediciNova Japan, Inc., a wholly-owned subsidiary of MediciNova, Inc., was incorporated under the laws of Japan and established to strengthen business development and investor and public relations activities in Japan and other Asian countries. MediciNova Japan, Inc.'s functional currency is the U.S. dollar, the reporting currency of its parent.

All intercompany transactions and investments in our subsidiaries have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates under different assumptions or conditions.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and other highly liquid investments with original maturities of three months or less from the date of purchase. Cash equivalents at December 31, 2007 consisted primarily of money market funds.

Marketable Securities Available-for-sale

Investments with maturity of more than three months on the date acquired are considered short-term investments and have been classified by us as marketable securities available-for-sale. Marketable securities available-for-sale consist principally of auction rate securities ("ARS"), corporate debt securities and government sponsored securities with AAA ratings at the time they were acquired. Such investments are carried at fair value, with unrealized gains and losses, if any, included as a separate component of stockholders' equity (deficit). Fair value for debt securities and government sponsored securities is determined by the most recently traded price of each security as of the balance sheet date and fair value of ARS is determined by reviewing the interest rate, the credit quality of the issuer, the length of time and extent to which the market value (if any) has been less than cost and our intent and ability to retain the security in order to allow for an anticipated recovery of our cost basis. The cost of marketable securities available-for-sale is based on the specific identification method.

As of December 31, 2007, our ARS included $45.0 million of municipal ARS that were issued through syndicated offerings and $2.7 million of ARS issued through private placements. At December 31, 2007, although there were no issues with the credit quality of any of our securities, we did record an unrealized loss of $0.1 million in our consolidated statement of stockholders' equity (deficit) when we lowered the carrying value of our private placement ARS to their estimated market value, which had decreased due to the failed auctions these securities began experiencing in August 2007 and continuing through 2008. If the credit ratings of any of our security issuers further deteriorates and any decline in market value is determined to be other-than-temporary, we would adjust the carrying value of the investment through an impairment charge, that would be recorded as realized loss in our consolidated statement of operations.

Concentration of Credit Risk

Financial instruments that potentially subject us to a significant concentration of credit risk consist primarily of cash, cash equivalents and marketable securities available-for-sale. We maintain deposits in federally insured financial institutions in excess of federally insured limits. However, management believes we are not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held. Additionally, we have established guidelines regarding diversification of our investments and their maturities, which are designed to maintain safety and liquidity.

Fair Value of Financial Instruments

Our financial instruments, including cash and cash equivalents, accounts payable and accrued liabilities, are carried at cost, which we believe approximates fair value given their short-term nature.

Other Assets

Other assets consist of costs incurred through December 31, 2006 associated with our public offering of 1,000,000 shares of common stock pursuant to the Shelf Registration and Prospectus Supplement filed with the Securities and Exchange Commission on November 14, 2006 and January 30, 2007, respectively. Upon completion of the public offering, these costs were accounted for as a reduction to the gross proceeds of the offering in the statement of stockholders' equity.

Property and Equipment

Property and equipment, net, which consists of leasehold improvements, equipment and construction in progress, is stated at cost. Leasehold improvements, furniture and equipment, and software are depreciated using the straight-line method over the estimated useful lives of the related assets. The useful life for furniture, equipment (other than computers) and software is five years, computers is three years and leasehold improvements are amortized over the lesser of the useful life or the term of the lease. Our current lease expires in February 2009.

Impairment of Long-Lived Assets

We review long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. The impairment loss, if recognized, would be based on the excess of the carrying value of the impaired asset over its respective fair value. Impairment, if any, is assessed using discounted cash flows.

Revenue Recognition

In connection with the management of clinical trials, we pay, on behalf of our customers, fees to investigators and other pass-through costs for which we are reimbursed at cost, without mark-up or profit. In addition, we charge management fees based on negotiated hourly rates pursuant to master services agreements with Asahi Kasei Pharma Corporation and Argenes, Inc. We recognize management fees based on actual hours worked and recognize pass-through expenses as revenue when the related liability is incurred in accordance with Emerging Issues Task Force ("EITF") Rule No. 01-14, *Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred.* EITF No. 01-14 requires reimbursable pass-through expenses incurred to be characterized as revenue in the statement of operations. Pass-through costs represent the majority of cost of revenues for all periods in which we have recorded revenue.

Research and Development

Research and development expenses consist of costs incurred to further our research and development activities and include salaries and related employee benefits, costs associated with clinical trials, costs associated with non-clinical activities such as toxicology testing, regulatory activities, research-related overhead expenses, and fees paid to external service providers who conduct certain research and development activities on our behalf. We use external service providers and vendors to conduct clinical trials, to manufacture product candidates to be used in clinical trials and to provide various other products and services related to our product development programs. Research and development expenses also include fees for licensed technology for which technological feasibility has not been established and there are no alternative uses. Research and development costs are expensed as incurred or accrued based on certain contractual factors such as for estimates of work performed, milestones achieved, patient enrollment and experience with similar contracts. As actual costs become known, accruals are adjusted. To date, our estimates have not differed significantly from the actual costs incurred.

Income Taxes

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*, a deferred tax asset or liability is determined based on the difference between the financial statement and the tax basis of assets and liabilities as measured by the enacted tax rates, which will be in effect when these differences reverse. We provide a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized.

In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*, and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

We adopted the provisions of FIN 48 on January 1, 2007. As a result of the adoption of FIN 48, we had no cumulative effect adjustment, and therefore, no change to the January 1, 2007 balance in retained earnings. At January 1, 2007 and December 31, 2007, we had no unrecognized tax benefits that, if recognized, would affect our effective income tax rate in future periods.

Our practice is to recognize interest and/or penalties related to income tax matters in income tax expense. We had no accrued interest or penalties at January 1, 2007 or at December 31, 2007.

We are subject to taxation in the United States, California and foreign jurisdictions, of which currently no years are under examination. Our tax years for 2000 and forward are subject to examination by the U.S. and state tax authorities due to the carryforward of unutilized net operating losses and research and development credits. At December 31, 2007, income taxes relate to income earned by our Japanese subsidiary, MediciNova Japan, Inc.

The adoption of FIN 48 did not impact our consolidated financial condition, results of operations or cash flows. At January 1, 2007, we had net deferred tax assets of $37.1 million. The deferred tax assets are primarily composed of federal and state tax net operating loss ("NOL") carryforwards and federal and state research and development ("R&D") credit carryforwards. Due to uncertainties surrounding our ability to generate future taxable income to realize these assets, a full valuation has been established to offset our net deferred tax asset. Additionally, the future utilization of our NOL and R&D credit carryforwards to offset future taxable income may be subject to a substantial annual limitation as a result of ownership changes that may have occurred previously or that could occur in the future. We have determined that an ownership change occurred on May 28, 2003 and September 2, 2004. in which approximately $481,000 and $516,000, respectively, were estimated as the annual limitation. These limitations will result in the expiration of unused federal net operating loss carryforwards and federal tax credits in the amount of $8,833,000 and $220,000, respectively. The January 1, 2007 net deferred tax assets will be reduced by $3,331,000, with a corresponding reduction of the valuation allowance. In each period since our inception, we have recorded a valuation allowance for the full amount of our deferred tax asset, as the realization of the deferred tax asset is uncertain. As a result, through December 31, 2007, we have not recorded any federal or state income tax benefit in our statement of operations.

Stock-Based Compensation

We grant stock options to our employees, directors and consultants under the MediciNova, Inc. Amended and Restated 2004 Stock Incentive Plan (the "2004 Plan"), the successor to the MediciNova, Inc. 2000 General Stock Incentive Plan (the "2000 Plan"). No additional stock options have been or will be issued under the 2000 Plan subsequent to our IPO. Stock options issued to non-employees were recorded at their fair value as determined in accordance with EITF Issue No. 96-18, *Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services*. Effective January 1, 2006, we adopted SFAS 123R, *Share-Based Payment* using the Modified Prospective Application as our transition method and, thus, the benefits provided under these Plans constitute share-based compensation subject to the provisions of SFAS No. 123R. Prior to January 1, 2006, we accounted for share-based compensation related to stock options under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25; therefore, we measured compensation expense for our stock options using the intrinsic value method, which represents the excess, if any, of the fair market value of our stock at the grant date over the amount required to be paid to acquire the stock, and provided the pro forma disclosures required by SFAS No. 123.

As a result of the adoption of SFAS No. 123R, our net loss for the year ended December 31, 2006 was higher by approximately $1.9 million than if we had continued to account for share-based compensation under APB Opinion No. 25. Basic and diluted net loss per share for the year ended December 31, 2006 would have been $3.31 per share if we had not adopted SFAS No. 123R. SFAS No. 123R requires that cash flows resulting from tax deductions in excess of the cumulative compensation cost recognized for options exercised (excess tax benefits) be classified as cash inflows from financing activities and cash outflows from operating activities. Due to our net loss position, no tax benefits have been recognized in the consolidated statements of cash flows.

The exercise price of stock options granted during the years ended December 31, 2007 and 2006 were either equal to market value or at a price above market value on the date of grant. During the years ended December 31, 2007 and 2006, options to purchase 151,000 and 1,702,891 shares of common stock, respectively, were granted and share-based compensation expense for such stock options is reflected in operating results during fiscal 2007 and fiscal 2006. The estimated fair value of each stock option award was determined on the date of grant using the Black-Scholes option valuation model with the following weighted-average assumptions for stock option grants:

	Years ended December 31,	
	2007	2006
Risk-free interest rate	4.64%	4.56%
Expected volatility of common stock	69.00%	69.00%
Dividend yield	0.00%	0.00%
Expected option term (in years)	4.00	6.00

The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of our employee stock options. The expected volatility is based on the weighted average volatility of our stock price, factoring in changes in the daily share price, and the volatility of stock prices of certain peers within our industry sector and management's judgment. Prior to fiscal 2006, we had used our peer group's historical stock price volatility as the basis of our stock price volatility in accordance with SFAS No. 123 for purposes of our pro forma information. We have not paid any dividends on common stock since our inception and do not anticipate paying dividends on our common stock in the foreseeable future. The expected life of employee stock options represents the average of the life of the options and the average vesting period, and is a derived output of the simplified method, as allowed under the Securities and Exchange Commission's Staff Accounting Bulletin No. 107, *Share-Based Payment.*

As share-based compensation expense recognized in the accompanying consolidated statement of operations for the years ended December 31, 2007 and 2006 were based on awards ultimately expected to vest, such expense should be reduced for estimated forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We have very few employees and our historical turnover has been minimal. Therefore, we have not estimated forfeitures and instead adjust our stock-based compensation expense as forfeitures occur. We believe that the impact on stock-based compensation between estimating forfeitures and recording the impact as the forfeitures occur would not be material. In our pro forma information required under SFAS No. 123 for the periods prior to fiscal 2006, we accounted for forfeitures as they occurred. Our determination of fair value is affected by our stock price, as well as a number of assumptions that require judgment. The weighted-average fair value of each stock option granted during the years ended December 31, 2007 and 2006, estimated as of the grant date using the Black-Scholes option valuation model, was $5.27 and $6.62 per option, respectively.

For the years ended December 31, 2007 and 2006, share-based compensation expense related to stock options was $3.9 million and $2.1 million, respectively, and was recorded as a component of general and administrative expense ($3.0 million and $1.6 million, respectively) and research and development expense ($0.9 million and $0.5 million, respectively). No stock options were exercised during the year ended December 31, 2007; however, there were two stock option exercises during the year ended December 31, 2006, from which approximately $14,000 was received.

For stock options granted prior to the adoption of SFAS No. 123R, the following table illustrates the pro forma effect on net loss and loss per common share as if we had applied the fair value recognition provisions of SFAS No. 123 in determining stock-based compensation for awards under the plan:

	Year ended December 31, 2005
Net loss applicable to common stockholders, as reported	$(25,711,824)
Add: total stock-based employee compensation expense included in net loss	439,157
Less: stock-based employee compensation expense determined under the fair value method	(1,090,107)
SFAS No. 123 pro forma net loss applicable to common stockholders	$(26,362,774)
Basic and diluted net loss per share, as reported	$ (2.88)
Basic and diluted net loss per share, pro forma under SFAS No. 123	$ (2.95)

As of December 31, 2007, there was $7.9 million of unamortized compensation cost related to unvested stock option awards, which is expected to be recognized over a remaining weighted-average vesting period of 2.4 years. Of such amount, $0.1 million represents unamortized compensation cost related to unvested stock option awards measured using the intrinsic value method. Prior to the adoption of SFAS No. 123R, we presented unamortized compensation cost as deferred compensation and classified it as a separate component of stockholders' equity. On January 1, 2006, in accordance with the provisions of SFAS No. 123R, we reclassified deferred compensation against additional paid-in capital.

Comprehensive Income (Loss)

We have adopted SFAS No. 130, *Reporting Comprehensive Income*, which requires that all components of comprehensive income (loss), including net income (loss), be reported in the financial statements in the period in which they are recognized. Comprehensive income (loss) is defined as the change in equity (net assets) during a period from transactions and other events and circumstances from non-owner sources. Net income (loss) and other comprehensive income (loss), including foreign currency translation adjustments and unrealized gains and losses on investments, are reported, net of their related tax effect, to arrive at comprehensive income (loss). Our comprehensive loss includes unrealized losses on marketable securities and currency translation and is not significantly different from our net loss for periods presented.

Net Loss Per Share

Basic net loss per share attributable to common stockholders is calculated by dividing the net loss by the weighted average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted average number of common share equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, convertible preferred stock, stock options and warrants are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share when their effect is dilutive.

Recent Accounting Pronouncements

The FASB issued SFAS No. 141 (revised 2007), "*Business Combinations*" and SFAS No. 160, "*Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No. 51.*" SFAS No. 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS No. 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS No. 141R and SFAS No. 160 are effective for us beginning in the first quarter of fiscal year 2009. Early adoption is not permitted. We are currently evaluating the potential impact that SFAS No. 141R and SFAS No. 160 will have on our consolidated financial statements.

The FASB ratified the consensus reached by the EITF in EITF Issue No. 07-3, *Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities*, which requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and amortized over the period that the goods are delivered or the related services are performed, subject to an assessment of recoverability. EITF 07-3 will be effective for fiscal years beginning after December 15, 2007, which will be our fiscal year 2008. We believe that the adoption of EITF 07-3 will not have a material impact on our consolidated financial statements.

The FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, which allows an entity to voluntarily choose to measure certain financial assets and liabilities at fair value. SFAS

No. 159 will be effective for fiscal years beginning after November 15, 2007, which will be our fiscal year 2008. We are currently evaluating the potential impact that adopting SFAS No. 159 will have on our consolidated financial statements.

The FASB issued SFAS No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS No. 157 will be effective for fiscal years beginning after November 15, 2007, which will be our fiscal year 2008. We are currently evaluating the potential impact that adopting SFAS No. 157 will have on our consolidated financial statements.

2. Balance Sheet Details

Marketable Securities

Marketable securities available-for-sale consist of ARS, corporate debt securities and government sponsored securities. All of the corporate debt securities and government sponsored securities have contractual maturities of 12 months or less as of December 31, 2007. The ARS primarily have stated maturities that are structured with short-term holding periods. At the end of each holding period, a new auction is held to determine the rate or dividend for the next holding period. We can sell or continue to hold securities at par at each auction. In order for us to sell ARS, the auction needs to be successful, which means that demand in the marketplace exceeds supply. The length of each holding period is determined at the original issuance of the ARS. As of December 31, 2007, we had $47.7 million of ARS with stated maturity dates ranging from 2022 to 2044 and reset dates primarily ranging from seven to 63 days.

	December 31, 2007				December 31, 2006			
		Gross Unrealized				Gross Unrealized		
	Amortized Cost	Gains	Losses	Fair Value	Amortized Cost	Gains	Losses	Fair Value
Auction rate securities	$47,800,000	$ —	$(98,975)	$47,701,025	$83,425,000	$ —	$ —	$83,425,000
Corporate debt securities	700,700	—	(646)	700,054	2,948,618	1,372	—	2,949,990
Government sponsored securities	3,444,889	10,603	—	3,455,492	9,392,277	—	(35,389)	9,341,700
	$51,945,589	$10,603	$(99,621)	$51,856,571	$95,765,895	$1,372	$(35,389)	$95,716,690

Our investments in ARS principally represent interests in government guaranteed student loans, municipal bonds, educational institutions, insurance notes and portfolios of securities (primarily commercial paper). At December 31, 2007, approximately $45.0 million of the ARS held by us consisted primarily of municipal securities. None of the underlying collateral for the ARS held by us consisted of subprime or collateralized debt obligations. As of December 31, 2007, the $0.1 million unrealized loss on ARS related to a decrease in estimated market value due to failed auctions associated with approximately $2.7 million of private placement ARS. Although we lowered the carrying value of these securities to reflect prevailing market value, we believe that the decline is not other-than-temporary and that these investments should remain classified as current assets. Based on an evaluation of the credit standing of each issuer, management believes it is probable that we will be able to collect all amounts due according to the contractual terms. We had no realized losses on sales of investment securities available-for-sale for the years ended December 31, 2007 and 2006.

Property and Equipment

Property and equipment, net, consist of the following:

	December 31,	
	2007	2006
Leasehold improvements	$ 498,581	$ 535,309
Furniture and equipment	892,638	707,645
Software	380,245	276,161
Construction in progress	—	—
	1,771,464	1,519,115
Less accumulated depreciation	(1,098,147)	(648,470)
	$ 673,317	$ 870,645
Depreciation expense	$ 516,013	$ 437,392

Accrued Expenses

A substantial portion of our ongoing research and development activities are performed under agreements we enter into with external service providers, including clinical research organizations, which conduct many of our research and development activities. A portion of our ongoing general and administrative activities relate to legal, accounting and consulting services. We accrue for costs incurred as the services are being provided by monitoring the status of clinical trials or specific projects or services provided, contractual factors such as milestones or retainer fees and the invoices received from our external service providers. Accrued expenses consist of the following:

	December 31,	
	2007	2006
Research and development costs	$3,120,668	$5,402,319
Professional services fees	244,351	505,014
Accrued payable related to master service agreements	—	222,131
Other	254,842	202,805
	$3,619,861	$6,332,269

3. Related Party Transactions

Our board of directors approved an arrangement in September 2001 to engage Dr. Yuichi Iwaki as a consultant in connection with financing transactions and business development activities, which was subsequently amended in November 2003 and November 2004. Pursuant to such arrangement, Dr. Iwaki was paid $20,000 per month plus other cash or stock compensation, if any, as the board of directors deemed appropriate for services rendered. In July 2005, the board of directors appointed Dr. Iwaki as our Executive Chairman and, in September 2005, appointed Dr. Iwaki as our Acting Chief Executive Officer and Acting Chief Financial Officer. In January 2006, Dr. Iwaki's consulting fee was increased to $29,167 per month based on the findings of an independent study covering executive compensation. In March 2006, Dr. Iwaki was appointed as our President and Chief Executive Officer. Effective January 1, 2007, Dr. Iwaki became a full-time employee. Compensation earned by Dr. Iwaki as a consultant during the years ended December 31, 2007, 2006, 2005 and the period from September 26, 2000 (inception) to December 31, 2007 were $0, $500,000, $320,000 and $1,180,000, respectively.

On May 4, 2007, our board of directors approved the modification of certain stock option grants received by Dr. Iwaki while serving in his consulting capacity as President and Chief Executive Officer as a result of the change in Dr. Iwaki's status from consultant to employee. Two nonqualified stock option ("NSO") grants received by Dr. Iwaki for 40,000 shares of common stock and 333,503 shares of common stock, which were granted on January 4, 2006 and November 12, 2006, respectively, were modified such that the NSO grants were cancelled and new grants of incentive stock options equal in number to the prior NSO grants were granted at the prior exercise prices and with the original vesting schedules approved for the cancelled NSO grants. Pursuant to SFAS No. 123R, there is no impact to our consolidated financial results related to the modification from nonqualified stock options to incentive stock options as there is no incremental value attributed to the modified awards.

4. Commitments and Contingencies

Facility Lease

In January 2004, we leased 16,609 square feet of space for our corporate headquarters under a non-cancelable operating lease that was set to expire in February 2008. In January 2008, we entered into a third amendment to lease for our corporate headquarters at the same location in which we reduced the amount of space under lease to 12,699 square feet of office space through February 2009. In June 2005, we leased 1,726 square feet of office space in Tokyo, Japan under a non-cancelable operating lease that expires in May 2009. Rent expense, net of sub-lease income in 2007, for the years ended December 31, 2007, 2006, and 2005 and the period from September 26, 2000 (inception) to December 31, 2007 was $683,971, $624,430, $648,915, and $2,466,715, respectively.

In January 2006, we subleased 3,506 square feet of our corporate headquarters under a non-cancelable operating lease that expired in January 2008. Expected sub-lease income for fiscal year 2008 is approximately $9,500. During the first quarter of 2006, we recorded a charge of approximately $54,000 related to our expected loss on the sublease and a charge of approximately $35,000 related to tenant improvement impairment in the subleased space. No further impairment charge was recorded in fiscal year 2006. Both charges are included in general and administrative expense on the accompanying consolidated statement of operations.

Future minimum payments are as follows:

Years ending December 31:	
2008	$511,707
2009	126,155
Thereafter	$637,862

License Agreements

We have entered into numerous license agreements to acquire the rights to develop and commercialize a variety of product candidates. Pursuant to these agreements, we have obtained exclusive, sublicenseable licenses to the patent rights and know-how for all indications under the agreements within our licensed territories. We generally make an upfront payment and are required to make additional payments upon the achievement of specific development and regulatory approval milestones. We are also obligated to pay royalties under the agreements until the later of the expiration of the applicable patent or the applicable last date of market exclusivity after the first commercial sale, on a country-by-country basis.

The amounts expended under these agreements and charged to research and development expense during the years ended December 31, 2007, 2006, 2005 and the period from September 26, 2000 (inception) to December 31, 2007 were $3,000,000, $1,050,000, $500,000 and $9,750,000, respectively. As of December 31, 2007, future potential milestone payments totaled approximately $94.2 million, and there are no minimum royalties required under any of the license agreements. From June 19, 2002 (the date of our first license agreement) through December 31, 2007, we have entered into nine license agreements with Japanese and British pharmaceutical companies and a non-profit research institute.

Termination of Phase III Trial for MN-001, Bronchial Asthma

On June 26, 2007, we announced a strategic initiative to focus our resources on the development and commercialization of two prioritized assets in our development pipeline, MN-221 for the treatment of status asthmaticus and MN-166 for the treatment of multiple sclerosis. As part of this strategy, we terminated the Phase III clinical trial of MN-001. At December 31, 2007, the termination of the Phase III clinical trial was completed and our financial results for the year then ended reflect additional research and development expense of $2.1 million (or $0.18 loss per share) to complete the wind-down of this clinical trial.

Legal Proceedings

In November 2006, we reached a mediation settlement of the dispute concerning the termination of employment of a former executive in the Tokyo District Court. Under the settlement, which is the subject of a written mediation decree prepared by the Tokyo District Court, we agreed to pay the former executive eight months of severance pay, or approximately $160,000, which was included as a charge in our consolidated statement of operations in fiscal 2006.

On April 30, 2007, a participant in one of our clinical trials filed a lawsuit against us, the clinical investigatory site where the individual participated in the clinical trial and the chief investigator at such clinical investigatory site. The complaint alleged that the plaintiff's daughter suffered permanent injuries *in utero* as a result of the plaintiff's participation in our clinical trial. Our insurance carrier assumed defense of this lawsuit, which was settled on September 27, 2007 with no admission of liability. On October 29, 2007, the court entered an order of dismissal of the claims asserted against us and all other defendants and subsequently entered a final judgment approving the settlement. Settlement of the lawsuit did not have a material adverse effect on our business, financial condition or operating results.

We may become involved in various disputes and legal proceedings which arise in the ordinary course of business. While it is not possible to accurately predict or determine the outcome of these matters, an adverse result in any of these matters may occur which could harm our business. We are currently not a party to any legal proceedings.

5. Redeemable Convertible Preferred Stock and Stockholders' Equity

Initial Public Offering in Japan

On February 4, 2005, we completed an IPO of 3,000,000 shares of common stock in Japan and received aggregate proceeds of $104,486,895, net of underwriting discounts and commissions and offering expenses. In addition, on March 8, 2005, we closed the sale of an additional 157,300 shares of our common stock pursuant to the partial exercise by our underwriters of an over-allotment option which resulted in aggregate proceeds to us of

$5,557,773, net of underwriting discounts and commissions. In connection with our IPO, redeemable convertible and convertible preferred stock outstanding as of February 4, 2005 was automatically converted into 6,678,285 shares of common stock.

Public Offering in the United States

On February 1, 2007, we completed a public offering of 1,000,000 shares of common stock in the United States at a purchase price of $12.00 per share and received aggregate net proceeds of approximately $10,639,600 million, net of underwriting discounts and commissions and offering expenses.

Redeemable Convertible Preferred Stock

On September 2, 2004, we sold 27,667,856 shares of Series C redeemable convertible preferred stock at a purchase price of $1.62 per share for total net proceeds of $43,404,320, net of issuance costs.

The Series C preferred stock was sold at a price per share below our IPO price. Accordingly, pursuant to EITF Issue No. 98-5, *Accounting for Convertible Securities with Beneficial Conversion Features*, we recorded a deemed dividend on the Series C preferred stock of $31,264,677, which is equal to the number of shares of Series C preferred stock sold multiplied by the difference between the estimated fair value of the underlying common stock and the Series C preferred stock conversion price per share. The deemed dividend increased the net loss applicable to common stockholders in the calculation of basic and diluted net loss per common share and was reported as a charge to accumulated deficit and a credit to additional paid-in capital, with no net impact on total stockholders' equity.

Founders' Common Stock and Warrants

At inception, we issued a total of 50,000 shares of our common stock to two of our founders who became officers and directors, for proceeds of $50,000. We also granted the two individuals warrants to purchase 50,000 shares of our common stock at an exercise price of $1.00 per share. The warrants contained an antidilution clause providing the founders with the right to purchase additional shares of common stock any time there was a dilution event so that they could maintain their original ownership percentage. At December 31, 2003, as a result of the Series A and Series B preferred stock sales, the warrants were adjusted to allow the holders to purchase up to 365,000 shares of common stock. At December 31, 2007, no underlying shares of common stock remained subject to purchase under the terms of these warrants.

From January through May 2004, in conjunction with the sale of Series B preferred stock, the shares of common stock issuable upon exercise of the warrants were adjusted up to 732,300 shares. Based on subsequent financing activities and the price of our IPO, we believe that the estimated fair value of the 732,300 shares exceeded the $1.00 exercise price of the warrants and, as a result, we recorded stock-based compensation in general and administrative expense in the amount of $19,405,950.

On September 2, 2004, in conjunction with the sale of Series C preferred stock, we and our two founders amended the terms of our warrant agreements. In exchange for relinquishing any future anti-dilution rights, the number of underlying common shares that could be purchased under the terms of the warrants was increased and fixed at 1,285,657, up from 732,300. Since all of the warrants were previously variable, we recorded additional stock-based compensation in general and administrative expense of $14,663,966 based on the estimated fair value of the underlying common stock on September 2, 2004 for a total of $34,069,916. Since the number of warrants became fixed at September 2, 2004, no additional compensation has been recorded.

Other Warrants

In May 2004, as compensation for fundraising efforts related to the sale of Series B preferred stock, we issued to BioVen Advisory, Inc. a warrant to purchase 50,000 shares of common stock with an exercise price of $10.00 per share and an expiry date of May 2009. The warrant was valued at the $250,000 cash value of the services performed. The warrant issuance had no net impact on the consolidated financial statements because the transaction resulted in both a charge and a credit to additional paid-in capital.

Stock Options

We grant options to our employees, directors and consultants under the 2004 Plan, the successor to the 2000 Plan.

2000 General Stock Incentive Plan

In September 2000, we adopted the 2000 Plan under which incentive stock options could be granted to our employees and nonstatutory stock options and other stock-based awards could be granted to employees, directors and consultants. Stock options have been granted with an exercise price of $10.00 per share and vest 25% after the first year of service from the grant date, with the remaining shares vesting in equal monthly installments over the subsequent 36 months of service. An employee may exercise stock options prior to vesting in which case we have the right to repurchase the unvested shares at the original exercise price if the employee is terminated before vesting in all shares occurs.

Following the vesting period, options are exercisable until the earlier of 90 days after the employee's termination with us or the ten-year anniversary of the initial grant, subject to adjustment under certain conditions. We have the right to purchase all of those shares that the employees have or will acquire under these stock options. The purchase price for any vested shares repurchased will be the greater of the fair market value of such shares on the date of purchase or the aggregate exercise price for such shares.

At December 31, 2007, stock options to purchase a total of 85,500 shares of common stock were outstanding under the 2000 Plan at a weighted average exercise price of $10.00 per share. No additional stock options have been or will be issued under the 2000 Plan subsequent to our IPO. However, stock options previously granted under the 2000 Plan will remain outstanding until the earlier of expiration or exercise.

2004 Stock Incentive Plan

In connection with our IPO, we adopted the 2004 Plan, which serves as the successor program to the 2000 Plan. The 2004 Plan became effective upon the completion of our IPO in February 2005 and was amended and restated in February 2007.

The 2004 Plan is administered by the compensation committee of our board of directors and provides for the grant of (i) options to purchase shares of common stock; (ii) restricted stock; (iii) stock appreciation rights; and (iv) stock units. Incentive stock options may only be granted to employees. Nonstatutory stock options and other stock-based awards may be granted to employees, non-employee directors and consultants.

The number of shares reserved for issuance under the 2004 Plan will be increased on the first day of each of our fiscal years from 2006 through 2014, with the first such increase occurring on January 1, 2006, by the lesser of: (i) 100,000 shares; (ii) 3% of our outstanding common stock on the last day of the immediately preceding fiscal year; or (iii) the number of shares determined by our board of directors. In addition, in February 2007, the total number of shares available for grant was increased by 300,000.

Options granted to optionees other than non-employee directors will generally vest monthly over a four year period, beginning on the vesting commencement date. The exercise price of an incentive stock option shall not be less than 100% of the fair market value at the time of grant and the exercise price of a nonstatutory stock option shall not be less than 85% of the fair market value at the time of grant.

Fully vested automatic grants of nonstatutory stock options will be made to non-employee directors in an initial amount of 1,000 shares upon first becoming a member of our board of directors. Immediately after each of our regularly scheduled annual meetings of stockholders, each non-employee director will be automatically granted a nonstatutory option to purchase 1,000 shares of our common stock, at 100% of the fair market value at the time of grant, provided that the director has served on our board for at least six months. Each annual option will be fully vested and exercisable on the date which is six months after the date of grant.

The 2004 Plan terminates ten years after its initial adoption by the board of directors, unless terminated earlier by the board of directors. The board of directors may amend or terminate the plan at any time, subject to stockholder approval where required by applicable law.

A summary of our stock option activity and related information as of December 31, 2007 is as follows:

		Exercise Price Per Share	
	Number of Shares	Range	Weighted Average
Balance at December 31, 2003	49,400	$ 10.00	$10.00
Granted	116,000	$ 10.00	$10.00
Exercised	—	$ 10.00	$10.00
Cancelled	(10,400)	$ 10.00	$10.00
Balance at December 31, 2004	155,000	$ 10.00	$10.00
Granted	352,000	$13.80-33.10	$26.27
Exercised	—	—	—
Cancelled	(34,584)	$ 10.00	$10.00
Balance at December 31, 2005	472,416	$10.00-33.10	$22.15
Granted	1,702,891	$ 9.73-34.20	$10.56
Exercised	(1,400)	$ 10.00	$10.00
Cancelled	(135,116)	$10.00-33.10	$20.44
Balance at December 31, 2006	2,038,791	$ 9.73-34.20	$12.86
Granted	151,000	$ 8.80-45.00	$16.41
Exercised	—	—	—
Cancelled	(199,713)	$ 9.73-45.00	$18.32
Balance at December 31, 2007	1,990,078	$ 8.80-34.20	$12.58
Exercisable at December 31, 2004	65,219	$ 10.00	$10.00
Exercisable at December 31, 2005	130,219	$10.00-33.10	$13.75
Exercisable at December 31, 2006	362,731	$ 9.73-34.20	$14.45
Exercisable at December 31, 2007	869,761	$ 8.80-34.20	$13.01

The following table summarizes information about the stock options outstanding under our 2000 Plan and 2004 Plan at December 31, 2007:

Exercise price	Options Outstanding	Weighted average remaining contractual life of options outstanding (in years)	Weighted average exercise price of options outstanding	Exercisable options	Weighted average remaining Contractual life of exercisable options (in years)	Weighted average Exercise price of exercisable options
$ 8.80	18,000	9.5	$ 8.80	2,250	9.5	$ 8.80
$ 9.73	1,238,291	8.9	$ 9.73	435,266	8.9	$ 9.73
$10.00	85,500	5.6	$10.00	78,146	5.6	$10.00
$10.76	6,000	9.3	$10.76	6,000	9.3	$10.76
$10.90	3,600	8.5	$10.90	3,600	8.5	$10.90
$11.19	39,000	9.2	$11.19	7,312	9.2	$11.19
$11.30	10,000	8.6	$11.30	10,000	8.6	$11.30
$11.50	28,000	8.5	$11.50	18,583	8.5	$11.50
$11.60	205,287	8.0	$11.60	114,350	8.0	$11.60
$13.25	28,000	9.0	$13.25	6,417	9.0	$13.25
$13.40	23,000	7.4	$13.40	10,917	8.4	$13.40
$13.50	3,000	8.4	$13.50	3,000	8.4	$13.50
$13.80	45,000	7.9	$13.80	45,000	7.9	$13.80
$14.90	21,000	8.0	$14.90	15,792	8.0	$14.90
$16.50	2,000	7.6	$16.50	2,000	7.6	$16.50
$22.60	20,400	8.6	$22.60	6,712	8.6	$22.60
$23.40	67,500	7.9	$23.40	35,156	7.9	$23.40
$33.10	112,500	7.9	$33.10	58,073	7.9	$33.10
$34.10	25,000	8.7	$34.10	7,812	8.7	$34.10
$34.20	9,000	8.5	$34.20	3,375	8.5	$34.20
	1,990,078	8.5	$12.58	869,761	8.3	$13.01

There was no aggregate intrinsic value of stock options exercised during the year ended December 31, 2007 or outstanding and exercisable at December 31, 2007, based on the closing price on the Nasdaq Global Market on such date.

Common Stock Reserved for Future Issuance

The following table summarizes common stock reserved for future issuance at December 31, 2007:

Common Stock under the employee stock purchase program	294,973
Common stock warrants	50,000
Common stock options outstanding (under the 2000 Plan and 2004 Plan)	1,990,078
Common stock options authorized for future grant (under the 2004 Plan)	934,922
	3,269,973

6. Income Taxes

The significant components of our deferred income taxes at December 31, 2007 and 2006 are as follows:

	December 31,	
	2007	2006
Deferred tax assets:		
Net operating loss carryforwards	$ 44,918,000	$ 31,441,000
Capitalized licenses	3,009,000	1,989,000
Research tax credits	4,722,000	2,869,000
Deferred compensation	1,035,000	651,000
Other, net	205,000	136,000
Net deferred tax assets	53,889,000	37,086,000
Less valuation allowance	(53,889,000)	(37,086,000)
	$ —	$ —

We have established a valuation allowance against our deferred tax assets due to the uncertainty that such assets will be realized. We periodically evaluate the recoverability of the deferred tax assets. At such time as it is determined that it is more likely than not that deferred tax assets will be realizable, the valuation allowance will be reduced.

At December 31, 2007, we had federal and California net operating loss carryforwards of approximately $110,200,000 and $110,800,000, respectively. The federal net operating loss carryforwards begin to expire in 2020, and the California net operating loss carryforwards begin to expire in 2013. At December 31, 2007, we also had federal and California research tax credit carryforwards of approximately $4,300,000 and $700,000, respectively. The federal research tax credit carryforwards begin to expire in 2024, and the California research tax credit carryforward does not expire and can be carried forward indefinitely until utilized.

Additionally, utilization of the NOL and tax credit carryforwards will be subject to a substantial annual limitation under Section 382 and 383 of the Internal Revenue Code of 1986, and similar state provisions due to ownership change limitations that have occurred. These ownership changes will limit the amount of NOL and tax credit carryforwards that can be utilized to offset future taxable income and tax, respectively. In general, an ownership change, as defined by Section 382 and 383, results from transactions increasing ownership of certain stockholders or public groups in the stock of the corporation by more than 50 percentage points over a three-year period. An analysis was performed which indicated that multiple ownership changes have occurred in previous years which created annual limitations on our ability to utilize NOL and tax credit carryovers. Such limitations will result in approximately $3.3 million of tax benefits related to NOL and tax credit carryforwards that will expire unused. Accordingly, the related NOL and R&D credit carryforwards have been removed from deferred tax assets accompanied by a corresponding reduction of the valuation allowance. Due to the existence of the valuation allowance, limitations created by future ownership changes, if any, related to our operations in the U.S. will not impact our effective tax rate.

In July 2006, the FASB issued FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on the de-recognition, classification, interest and penalties, accounting in interim periods, and disclosure requirements for uncertain tax positions. We adopted the provisions of FIN 48 beginning January 1, 2007. The adoption of FIN 48 did not impact our financial condition, results of operations or cash flows. As of December 31, 2007, we have not recorded any uncertain tax benefits.

We file income tax returns in the United States, California and foreign jurisdictions. Due to our losses incurred, we are essentially subject to income tax examination by tax authorities from our inception to date. Our policy is to recognize interest expense and penalties related to income tax matters as tax expense. At December 31, 2007, we do not have any significant accruals for interest related to unrecognized tax benefits or tax penalties.

7. Employee Savings Plan and Employee Stock Purchase Plan

We have an employee savings plan available to substantially all employees. Under the plan, an employee may elect salary reductions which are contributed to the plan. The plan provides for discretionary contributions by us, which totaled $155,598, $113,809, $124,781 and $560,644 for the years ended December 31, 2007, 2006, 2005 and the period from September 26, 2000 (inception) to December 31, 2007, respectively.

Under the MediciNova, Inc. 2007 Employee Stock Purchase Plan ("ESPP"), 300,000 shares of our common stock have been reserved for issuance. The ESPP permits full-time employees to purchase our common stock through payroll deductions (which cannot exceed 15% of each employee's compensation) at the lower of 85% of fair market value at the beginning of the offering period or the end of each six-month offering period. As of December 31, 2007, 5,027 shares were issued under the ESPP, leaving 294,973 shares available for future issuance.

8. Quarterly Financial Data (Unaudited)

The following financial information reflects all normal recurring adjustments, which are, in the opinion of management, necessary for a fair statement of the results of the interim periods. Summarized quarterly data for fiscal 2007 and 2006 are as follows (in thousands, except per share data):

	Year ended December 31, 2007			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Selected quarterly financial data:				
Revenue	$ —	$ —	$ —	$ —
Total operating expenses	17,500	20,901	11,341	4,032
Net loss	(15,904)	(19,780)	(10,228)	(2,992)
Net loss applicable to common stockholders	(15,904)	(19,780)	(10,228)	(2,992)
Basic and diluted net loss per common share(1)	(1.40)	(1.68)	(0.87)	(0.25)

	Year ended December 31, 2006			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Selected quarterly financial data:				
Revenue	$ 192	$ 67	$ 95	$ (90)
Total operating expenses	10,049	8,756	10,157	12,980
Net loss	(8,449)	(7,233)	(8,363)	(11,645)
Net loss applicable to common stockholders	(8,449)	(7,233)	(8,363)	(11,645)
Basic and diluted net loss per common share(1)	(0.85)	(0.72)	(0.82)	(1.13)

(1) Loss per share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly net loss per share will not necessarily equal the total for the year.

9. Subsequent Events

Negative conditions in the global credit markets

Our marketable securities available-for-sale consist of auction rate securities, corporate debt and government sponsored securities with AAA ratings at the time they were acquired. As of December 31, 2007, our short-term investments included $45.0 million of auction rate securities, or ARS, issued primarily by municipalities and universities that were issued through syndicated offerings and $2.7 million of ARS issued through private placements. ARS are generally long-term debt instruments and provide liquidity through a "Dutch" auction process that resets the applicable interest rate at predetermined calendar intervals, typically 7, 28, 35 or 49 days. The recent negative conditions in the global credit markets have prevented some investors, including ourselves, from liquidating certain holdings of ARS. At December 31, 2007, none of our ARS had been placed on credit watch or downgraded, although the $2.7 million of private placement ARS have experienced failed auctions since August 2007, and the private placement issuers have continued to pay interest in accordance with their stated terms. At December 31, 2007, we lowered only the carrying value of the private placement ARS by recording an unrealized loss of $0.1 million in accumulated other comprehensive loss in our consolidated balance sheet because we have the intent and ability to hold the private placement ARS through 2008. As such, we do not consider these securities to be other-than-temporarily impaired.

Notes to Consolidated Financial Statements

Subsequent to December 31, 2007, we were informed that there was insufficient demand at auction for $11.5 million of our ARS. As a result, these affected securities are currently not liquid, and we could be required to hold them for an undetermined period of time. However, through February 29, 2008, $12.6 million of our total ARS portfolio of $47.7 million were successfully auctioned and sold at par, which was equivalent to their carrying value. With the sale of these securities, we reduced our overall ARS exposure by $12.6 million, as the proceeds were reinvested in cash equivalents.

At February 29, 2008, due to continued auction failures of our private placement ARS and the downgrading of the companies that insure certain of our ARS, the quality rating of $0.7 million of municipal ARS went from AAA to A- and the quality rating of $0.5 million of private placement ARS went from AAA to A, we experienced an additional $0.2 million decline in the carrying value of our ARS as their estimated market value had decreased. With the uncertainty that exists in the global credit market today, we will continue to closely monitor the market and evaluate our ARS portfolio on an ongoing basis, and we will adjust the carrying value of the investment through an impairment charge that would be recorded as realized loss in our consolidated statement of operations should any decline in market value be considered other-than-temporary. In addition, any liquidity issues which extend into 2009 or beyond could adversely affect our business.

CORPORATE INFORMATION

OFFICERS

Yuichi Iwaki, M.D., Ph.D.
President & Chief Executive Officer

Shintaro Asako, CPA
Vice President & Chief Financial Officer

Richard Gammans, Ph.D.
Chief Development Officer

Masatsune Okajima
Vice President & Head of Japanese Office

BOARD OF DIRECTORS

Jeff Himawan, Ph.D.
Chairman of the Board
Managing Director, Essex Woodlands Health Ventures

Alan Dunton, M.D.
Chief Executive Officer, Panacos Pharmaceuticals, Inc.

Yuichi Iwaki M.D., Ph.D.
President & Chief Executive Officer, MediciNova, Inc.

Arlene Morris
President & Chief Executive Officer, Affymax, Inc.
Director, Biotechnology Industry Organization

Hideki Nagao
Director General, Department of Technology and Growth Business at Development Bank of Japan

John K.A. Prendergast, Ph.D.
President, SummerCloud Bay, Inc.
Co-founder and Director, Avigen, Inc.
Co-founder and Chairman of the Board, Palatin Technologies, Inc.

Daniel Vapnek, Ph.D.
Co-founder and Director, BioArray Solutions, Inc.

CORPORATE HEADQUARTERS

MediciNova, Inc.
4350 La Jolla Village Drive, Suite 950
San Diego, CA 92122
Telephone: (858) 373-1500
Fax: (858) 373-7000
www.medicinova.com

ANNUAL MEETING

The annual stockholders' meeting will be held on Friday, June 6, 2008 at the Northern Trust Tower, 4370 La Jolla Village Drive, Suite 210, San Diego, CA 92122.

TRANSFER AGENT

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
www.amstock.com

COMPANY COUNSEL

Pillsbury Winthrop Shaw Pittman LLP
San Diego, CA

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young, LLP
San Diego, CA

COMMON STOCK LISTING

Ticker Symbol: MNOV, The Nasdaq Global Market

STOCKHOLDER INQUIRIES

Stockholders may obtain copies of our news releases, Securities and Exchange Commission filings, including Forms 10-K, 10-Q, and 8-K, and other company information free of charge by accessing our website at www.medicinova.com or by contacting our Investor Relations Department at (858) 373-1500.

FORWARD-LOOKING STATEMENTS

Statements in this Annual Report that are not strictly historical in nature constitute forward-looking statements. These forward-looking statements include, without limitation, statements regarding our plans and strategies, the progress and timing of our drug development programs and related clinical trials, the safety and efficacy of our product candidates and the potential novelty of such product candidates as treatments for disease, future clinical trials and product development activities, future performance, economic conditions, industry, anticipated trends and challenges in our business, intellectual property protection, results of operations, financial condition, liquidity and capital resources, and any other statement that is not historical in nature, including any statement which includes the words "believes," "expects," "anticipates," "intends," "estimates," "projects," "plans," "can," "should," "could," "may," "would," "will" or similar expressions. These forward-looking statements represent our judgment as of the date of this Annual Report. Actual events or results may differ materially from those expressed or implied in any such forward-looking statements due to various factors, including, but not limited to, the risks and uncertainties inherent in drug development and commercialization. For a discussion of these and other factors, please refer to our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended December 31, 2007 and our subsequent periodic reports on Forms 10-Q and 8-K. You are cautioned not to place undue reliance on these forward-looking statements. This caution is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MEDICINOVA

END

MediciNova, Inc., 4350 La Jolla Village Drive, Suite 950, San Diego, CA 92122
www.medicinova.com